As filed with the Securities and Exchange	Registration No.	333-______
Commission on December 27, 2006	Registration No.	811-7935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

and Amendment to

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

SEPARATE ACCOUNT NY-B
(Exact Name of Registrant)

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(Name of Depositor)

1000 Woodbury Road, Suite 208
Woodbury, NY 11797
(800) 963-9539
(Address and Telephone Number of Depositor's Principal Offices)

Depositor’s Telephone Number, including Area Code: (860) 723-2239

Michael A. Pignatella, Counsel
ING US Legal Services
151 Farmington Avenue, TS31, Hartford, Connecticut 06156
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:
As soon as practical after the effective date of the Registration Statement.

Title of Securities Being Registered: Individual flexible premium, deferred combination fixed and variable annuity contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                                      PART A

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH
THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS
NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY
THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

ReliaStar Life Insurance Company of New York
Separate Account NY-B of ReliaStar Life Insurance Company of New York

Flexible Premium Deferred Combination Fixed and Variable Annuity Prospectus
       ING ROLLOVER CHOICESM - NY
VARIABLE ANNUITY

May 1, 2007

The Contract. The contract described in this prospectus is an individual flexible premium deferred combination fixed and variable annuity contract (the “contract”) offered by ReliaStar Life Insurance Company of New York (the “Company,”
“we,” “our,” or “us”). The contract is currently available in connection with certain retirement plans that qualify for special federal income tax treatment (“qualified contracts”) as well as those that do not qualify for such treatment (“non-
qualified contracts”). The contract may be purchased with funds from external sources (from premium payments or by external exchanges from other investment providers), or by transfers or rollovers from an existing contract (the “prior contract”) issued by us or one of our affiliates (“internal transfer”). A qualified contract may be issued as a traditional
Individual Retirement Annuity (“IRA”) under section 408(b) of the Internal Revenue Code of 1986 as amended (the
“Code”), a Roth IRA under section 408A of the Code, or a tax-sheltered annuity under section 403(b) of the Code. The contract is not currently available as a Simplified Employer Pension (SEP) plan under 408(k) or as a Simple IRA under section 408(p).

The contract provides a means for you to invest your premium payments in one or more of the available mutual fund investment portfolios (“funds” or “investment portfolios”). You may also allocate premium payments to our Fixed Interest
Division with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Interest Division. Some guaranteed interest periods or subaccounts may not currently be available. The investment portfolios available under your contract are listed on the next page. The contract is only available for sale in the state of New York.

You have a right to return a contract within 10 days after you receive it for a refund of the contract value, plus any charges we have deducted as of the date the contract is returned. For IRAs, we will refund the original amount of your premium payment. Longer free look periods may apply in certain situations.

Replacing an existing annuity with the contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the contract may have new charges.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See “Contract
Distribution” for further information about the amount of compensation we pay.

This prospectus provides information that you should know before investing and should be kept for future reference. A
Statement of Additional Information (“SAI”) dated May 1, 2007 has been filed with the Securities and Exchange
Commission (“SEC”). It is available without charge upon request. To obtain a copy of these documents, write to our
Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066, or access the SEC’s website (http://www.sec.gov). When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-XXXXX. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

An investment in any fund through the contract is not a bank deposit and is not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.

PRO. INGRC-06

The investment portfolios available under your contract are: [TO BE UPDATED BY AMENDMENT]
Fidelity® VIP Contrafund® Portfolio (Service Class 2)
Fidelity® VIP Equity-Income Portfolio (Service Class 2)
Franklin Small Cap Value Securities Fund (Class 2)
ING American Century Large Company Value Portfolio (Service Class)
ING American Century Select Portfolio (Service Class)
ING American Century Small-Mid Cap Value Portfolio (Service Class)
ING American Funds Growth Portfolio(1)
ING American Funds Growth-Income Portfolio(1)
ING American Funds International Portfolio(1)
ING Baron Small Cap Growth Portfolio (Service Class)
ING Davis Venture Value Portfolio (Service Class)
ING Evergreen Omega Portfolio (Class S)
ING FMRSM Earnings Growth Portfolio (Class S)
ING Fundamental Research Portfolio (Service Class)
ING Goldman Sachs® Capital Growth Portfolio (Service Class)(2)
ING JPMorgan International Portfolio (Service Class)
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING Legg Mason Partners Aggressive Growth Portfolio (Service Class)
ING Legg Mason Value Portfolio (Class S)
ING Liquid Assets Portfolio (Class S)
ING MFS Total Return Portfolio (Class S)
ING OpCap Balanced Value Portfolio (Service Class)
ING Oppenheimer Global Portfolio (Service Class)
ING Oppenheimer Strategic Income Portfolio (Service Class)
ING PIMCO Core Bond Portfolio (Class S)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Portfolio (Service Class)
ING Pioneer Fund Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Solution 2015 Portfolio (Service Class)(3)
ING Solution 2025 Portfolio (Service Class)(3)
ING Solution 2035 Portfolio (Service Class)(3)
ING Solution 2045 Portfolio (Service Class)(3)	ING Solution Income Portfolio (Service Class)(3)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Service Class)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (Service Class)
ING Thornburg Value Portfolio
ING UBS U.S. Large Cap Equity Portfolio (Service Class)
ING Van Kampen Comstock Portfolio (Service Class)
ING Van Kampen Equity and Income Portfolio (Service Class)
ING VP Balanced Portfolio, Inc. (Class S)
ING VP Financial Services Portfolio (Class S)
ING VP Global Science and Technology Portfolio (Class S)
ING VP Growth and Income Portfolio (Class S)
ING VP Growth Portfolio (Class S)
ING VP Index Plus International Equity Portfolio (Class S)
ING VP Index Plus LargeCap Portfolio (Class S)
ING VP Index Plus MidCap Portfolio (Class S)
ING VP Index Plus SmallCap Portfolio (Class S)
ING VP Intermediate Bond Portfolio (Class S)
ING VP International Equity Portfolio (Class S)
ING VP International Value Portfolio (Class S)
ING VP LargeCap Growth Portfolio (Class S)
ING VP MidCap Opportunities Portfolio (Class S)
ING VP Real Estate Portfolio (Class S)
ING VP Small Company Portfolio (Class S)
ING VP SmallCap Opportunities Portfolio (Class S)
ING VP Strategic Allocation Conservative Portfolio (Class S)
ING VP Strategic Allocation Growth Portfolio (Class S)
ING VP Strategic Allocation Moderate Portfolio (Class S)
ING VP Value Opportunity Portfolio (Class S)
Oppenheimer Main Street Small Cap Fund®/VA (Service Shares)
PIMCO VIT Real Return Portfolio (Administrative Class)
Pioneer Equity Income VCT Portfolio (Class II)
(1) These portfolios are “Master-Feeder” funds. See “Fees – Fund Fees and Expenses” for additional information.
(2)	Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.
(3)	These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See “Fees - Fund Fees and Expenses” for additional information.

The above mutual fund investment portfolios are purchased and held by corresponding divisions of our Separate Account
NY-B. We refer to the divisions as “subaccounts” and the money you place in the Fixed Interest Division’s guaranteed interest periods as “Fixed Interest Allocations” in this prospectus.

PRO.INGRC-06

TABLE OF CONTENTS
[TO BE UPDATED BY AMENDMENT]
	Page		Page
		Statement of Additional Information Table of Contents....................................................................
Index of Special Terms.....................................................	ii		64

Fees and Expenses...........................................................	1	Appendix A The Investment Portfolios.....................................................
			A1
Condensed Financial Information....................................	5
		Appendix B Fixed Interest Division............................................................
ReliaStar Life Insurance Company of New York............	6		B1

Separate Account NY-B ReliaStar Life Insurance Company of New York.......		Appendix C Surrender Charge for Excess Withdrawals Example...........................................................................
	8
			C1
The Funds............................................................................	9
		Appendix D Examples of Minimum Guaranteed Income Benefit Calculation – Examples................................................
Charges and Fees..............................................................	10
			D1
The Annuity Contract.......................................................	15
		Appendix E ING LifePay and Joint LifePay Partial Withdrawal Amount Examples.......................................................
Optional Riders..................................................................	20
			E1
Withdrawals........................................................................	39
		Appendix F Examples of Fixed Allocation Fund Automatic Rebalancing....................................................................
Transfers Among Your Investments..............................	41		F1

Death Benefit Choices.......................................................	44

The Income Phase..............................................................	47

Other Contract Provisions.................................................	50

Contract Distribution.........................................................	51

Other Information...............................................................	52

Federal Tax Considerations...............................................	54

PRO.INGRC-06                                                                                                      i

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

                                    [TO BE UPDATED BY AMENDMENT]

Special Term	Page
Accumulation Unit	5
Annual Ratchet	38
Annuitant	14
Income Phase Start Date	14
Cash Surrender Value	18
Claim Date	28
Contract Date	14
Contract Owner	14
Contract Value	18
Contract Year	14
Covered Fund	9
Free Withdrawal Amount	10
Net Investment Factor	5
Net Rate of Return	5
Restricted Fund	8
Standard Death Benefit	37

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Income Phase Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Allocation	Guaranteed Interest Division
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Subaccount(s)	Division(s)
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Withdrawals	Partial Withdrawals
ING LifePay Base	MGWB Base

PRO.INGRC-06                                                     ii

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes, which currently range from 0% to 4% of premium payments, may also be deducted. There is currently no premium tax in the State of New York.

Contract Owner Transaction Expenses
Surrender Charge
Complete Years Elapsed Since Premium Payment* Surrender Charge (as a percentage Of Premium Payment)	0 6%	1 6%	2 5%	3 4%	4 3%	5 2%	6 1%	7+ 0%
* For amounts transferred or rolled over into this contract as an internal transfer, see “Charges Deducted From Contract Value - Surrender Charge.”

Transfer Charge[1] ..................................................................................	$25
(per transfer, if you make more than 12 transfers in a contract year)
[1] We currently do not impose this charge, but may do so in the future.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Contract Administrative Charge2

                             Administrative Charge ........................................................................................................$30
                             (We waive this charge if the total of your premium payment is $50,000 or more or if your contract value at the end of a contract year is $50,000 or more.)

                                           2 We deduct this charge on each contract anniversary and on surrender.

Separate Account Annual Charges[3]
	Option Package I	Option Package II
Mortality & Expense Risk Charge Asset-Based Administrative Charge Total	0.85% 0.15% 1.00%	1.05% 0.15% 1.20%

Optional Rider Charges4

Minimum Guaranteed Income Benefit Rider:

As an Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge[5]
0.60% of the MGIB Benefit Base	1.50% of the MGIB Benefit Base[5]

ING LifePay Minimum Guaranteed Withdrawal Benefit Rider:

As an Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge if Reset Option Elected[6]
0.40% of Contract Value	1.20% of Contract Value

PRO.INGRC-06                                 1

ING Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider:

As an Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge if Reset Option Elected[7]
0.65% of Contract Value	1.50% of Contract Value
[3]	As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily.
[4]	We deduct the optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary, in arrears, and pro-rata on termination of the Contract.
[5]	Please see “Charges and Fees – Minimum Guaranteed Income Benefit Rider (MGIB Rider)” and “Optional Rider – Minimum Guaranteed Income Benefit Rider.”
[6]	Please see “ING LifePay Minimum Guarantee Withdrawal Benefit – ING LifePay Reset Option.”
[7]	Please see “ING Joint LifePay Minimum Guaranteed Withdrawal Benefit – ING Joint LifePay Reset Option.”

Table of Separate Account Charges
The following tables show the total annual separate account charges you could pay, based upon the amounts you have invested in the subaccounts (unless otherwise indicated), if you elect one of the optional benefit riders available under the contract, based on maximum or current charges under the contract. For purposes of these tables, we have assumed that the value of the amounts invested in the subaccounts is the same as the contract value or the MGIB Benefit Base, where applicable.

This table shows the total charges that you could pay if you elect the Minimum Guaranteed Income Benefit rider based on maximum charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge Asset-Based Administrative Charge ING Minimum Guaranteed Income Benefit Rider (as a percentage of the MGIB Benefit Base) Total	0.85% 0.15% 1.50% 2.50%	1.05% 0.15% 1.50% 2.70%
This table shows the total charges that you could pay if you elect the Minimum Guaranteed Income Benefit rider based on current charges:
	Option Package I	Option Package II
Mortality & Expense Risk Charge Asset-Based Administrative Charge ING Minimum Guaranteed Income Benefit Rider (as a percentage of the MGIB Benefit Base) Total	0.85% 0.15% 0.60% 1.60%	1.05% 0.15% 0.60% 1.80%

This table shows the total charges that you could pay if you elect the ING LifePay Minimum Guaranteed Withdrawal
Benefit rider based on maximum charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge Asset-Based Administrative Charge ING LifePay Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of contract value) Total	0.85% 0.15% 1.20% 2.20%	1.05% 0.15% 1.20% 2.40%

PRO.INGRC -06                                                                              2

This table shows the total charges that you could pay if you elect the ING LifePay Minimum Guaranteed Withdrawal
Benefit Rider based on current charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge Asset-Based Administrative Charge ING LifePay Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of contract value) Total	0.85% 0.15% 0.40% 1.40%	1.05% 0.15% 0.40% 1.60%

This table shows the total charges that you could pay if you elect the ING Joint LifePay Minimum Guaranteed Withdrawal
Benefit rider based on maximum charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge Asset-Based Administrative Charge Maximum ING Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider Charge (as a percentage of contract value) Total	0.85% 0.15% 1.50% 2.50%	1.05% 0.15% 1.50% 2.70%

This table shows the total charges that you could pay if you elect the ING Joint LifePay Minimum Guaranteed Withdrawal
Benefit rider based on current charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge Asset-Based Administrative Charge Current ING Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of contract value) Total	0.85% 0.15% 0.65% 1.65%	1.05% 0.15% 0.65% 1.85%

The next item shows the minimum and maximum total operating expenses charged by a fund that you may pay periodically during the time that you own the contract. More detail concerning each fund’s fees and expenses is contained in the prospectus for each fund.

                   [TO BE UPDATED BY AMENDMENT]

Total Annual Trust or Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):	%	%

Examples:

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

Premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the examples below. There is currently no premium tax in the State of New York.

PRO.INGRC-06                                                                               3

TO BE UPDATED BY AMENDMENT:

A. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds.
Specifically, the example assumes election of Option Package II. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.00X% of assets. The example also assumes you elected the Minimum Guaranteed Income Benefit rider with an assumed annual charge of 0.60% of the MGIB Benefit Base, and the rider charge is assessed each quarter on a base equal to the hypothetical $10,000 premium increasing at 5% per year. If you elect different options, your expenses may be lower. Note that if some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to annuitize your contract within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:
1 year $	3 years $	5 years $	10 years $
2) If you annuitize at the end of the applicable time period:
1 year $	3 years $	5 years $	10 years $
3) If you do not surrender your contract:
1 year $	3 years $	5 years $	10 years $

B. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds.
Specifically, the example assumes election of Option Package II. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.0X% of assets. The example also assumes the election of the ING LifePay rider, and reflects an ING LifePay rider charge of 0.40% for the first five years and the maximum ING LifePay rider charge of 1.20% for years six through ten. If you elect different options, your expenses may be lower. Note that if some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to annuitize your contract within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your Contract at the end of the applicable time period:
1 year $	3 years $	5 years $	10 years $
2) If you annuitize at the end of the applicable time period:
1 year $	3 years $	5 years $	10 years $
3) If you do not surrender your Contract:
1 year $	3 years $	5 years $	10 years $

C. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds.
Specifically, the example assumes election of Option Package II. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.00X% of assets. The example also assumes the election of the ING Joint LifePay rider, and reflects an ING
Joint LifePay rider charge of 0.65% for the first five years and the maximum ING Joint LifePay rider charge of 1.50% for years six through ten. If you elect different options, your expenses may be lower. Note that if some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

PRO.INGR-06                                                                            4

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your Contract at the end of the applicable time period:
1 year $	3 years $	5 years $	10 years $
2) If you annuitize at the end of the applicable time period:
1 year $	3 years $	5 years $	10 years $
3) If you do not surrender your Contract:
1 year $	3 years $	5 years $	10 years $

Compensation is paid for the sale of the contracts. For information about this compensation, see “Selling the Contract.”

Fees Deducted by the Funds

Using This Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the “Fees” section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds’ affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another.
For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds’ affiliates. These additional payments may also be used by the Company to finance distribution.
These additional payments are made by the funds or the funds’ affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See “Charges and Fees – Fund Expenses” for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers.
Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See “Charges and Fees – Fund Expenses” for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. As of December 31, 2006, we had not begun selling the contracts and the subaccounts did not have any assets attributable to the contracts. Therefore, no condensed financial information is presented herein.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account NY-B and the consolidated financial statements and the related notes to financial statements for ReliaStar Life Insurance Company of New York are located in the Statement of Additional Information.

PRO.INGRC-06                                                                5

Accumulation Unit
We use accumulation units to calculate the value of a contract. Each subaccount of Separate Account NY-B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

The Net Investment Factor
The Net Investment Factor is an index number which reflects certain charges under the contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

1)	We take the net asset value of the subaccount at the end of each business day.
2)	We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.

3)	We divide (2) by the net asset value of the subaccount at the end of the preceding business day.
4)	We then subtract the applicable daily mortality and expense risk charge, the daily asset-based administrative charge, and any optional rider charges that may be deducted daily from the subaccount.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Performance Information
From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account NY-B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long Separate Account NY-B has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account NY-B, assuming an investment at the beginning of the period when the separate account first invested in the portfolio (or when the portfolio was first made available through the Separate
Account) and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of
Separate Account NY-B. This data is designed to show the performance that would have resulted if the contract had been in existence before the separate account began investing in the portfolios.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

ReliaStar Life Insurance Company of NY (“ReliaStar of NY” or “the Company”) is a New York stock life insurance company originally incorporated on June 11, 1917 under the name The Morris Plan Insurance Society. ReliaStar of NY is authorized to transact business in all states, the District of Columbia, the Dominican Republic and the Cayman Islands and
is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. Until October 1, 2003, ReliaStar of NY was a wholly owned subsidiary of Security-Connecticut Life Insurance Company (“Security-Connecticut”). Effective October 1, 2003, Security-
Connecticut merged with and into its parent, ReliaStar Life Insurance Company (“ReliaStar”). ReliaStar is an indirect wholly owned subsidiary of ING Groep, N.V. (“ING”), a global financial services holding company, based in The
Netherlands. Although we are a subsidiary of ING, ING is not responsible for the obligations under the contract. The obligations under the contract are solely the responsibility of ReliaStar of NY.

PRO.INGRC-06                                                                         6

ING also owns Directed Services, LLC., the investment manager of the ING Investors Trust and ING Partners, Inc., and the
distributor of the contracts, and other interests. ING also owns ING Investments, LLC and ING Investment Management,
Co., portfolio managers of the ING Investors Trust, and the investment managers of the ING Variable Insurance Trust and the ING Variable Products Trust, respectively.

Our principal office is located at 1000 Woodbury Road, Suite 208, Woodbury, New York 11797.

Regulatory Developments – the Company and the Industry. As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability, and supervision;
arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the Company with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934, as amended.

In September 2005, an affiliate of the Company, ING Fund Distributors, LLC (“IFD”) and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers, Inc. (“NASD”) in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD’s settlement of this administrative proceeding is not material to the Company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to the Company or certain affiliates before concluding their investigations relating to fund trading. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING’s U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING’s internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING
Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to
ING or ING’s U.S.-based operations, including the Company.

Insurance and Other Regulatory Matters. The New York Attorney General (the “NYAG”) and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices (including suitability); specific product types (including group annuities and indexed annuities); fund selection for investment products and brokerage sales; and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S.
affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request.

PRO.INGRC-06                                                                          7

These regulatory initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, continuously review whether modifications to their business practices are appropriate.

In connection with one such investigation, the Company’s affiliates, ING Life Insurance and Annuity Company (“ILIAC”)
and ING Financial Advisers, LLC were named in a petition for relief and cease and desist order filed by the New
Hampshire Bureau of Securities Regulation (the “NH Bureau”) concerning their administration of the New Hampshire state employees deferred compensation plan. On October 10, 2006, these affiliates of the Company entered into a consent agreement with the NH Bureau (the “NH Agreement”) to resolve the petition for relief and cease and desist order. Under the terms of the NH Agreement, these Company affiliates, without admitting or denying the NH Bureau’s claims, have agreed to pay $3 million to resolve the matter, and for a five year period to provide their retirement product customers with the One-Page Disclosure described below.

In addition, on the same date, ILIAC entered into an assurance of discontinuance (settlement agreement) with the NYAG
(the “NYAG Agreement”) regarding the endorsement of its products by the New York State United Teachers Union
Members Benefits Trust (“NYSUT”) and the sale of its products to NYSUT members. Under the terms of the NYAG
Agreement, ILIAC, without admitting or denying the NYAG’s findings, will distribute $30 million to NYSUT members, and/or former members, who participated in the NYSUT-endorsed ILIAC products at any point between January 1, 2001 and June 30, 2006. ILIAC also agreed with the NYAG’s office to develop a one-page disclosure that will further improve transparency and disclosure regarding retirement product fees (the “One-Page Disclosure”). Pursuant to the terms of the
NYAG Agreement, ILIAC has agreed for a five year period to provide its retirement product customers with the One-Page
Disclosure.

Neither the NH Agreement nor the NYAG Agreement is material to the Company. However, other federal and state regulators could initiate similar actions in this or other areas of ING’s businesses.

SEPARATE ACCOUNT NY-B OF RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

Separate Account NY-B of ReliaStar of NY (“Separate Account NY-B”) was established as a separate account of First
Golden American Life Insurance Company of New York (“First Golden”) on June 13, 1996. It became a separate account of ReliaStar of NY as a result of the merger of First Golden into ReliaStar of NY effective April 1, 2002. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”). Separate Account NY-B
is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account NY-B but such assets are kept separate from our other accounts.

Separate Account NY-B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate
Account NY-B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company.
They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account NY-B. If the assets in Separate Account NY-B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contracts.

Note: We currently offer other variable annuity contracts that invest in Separate Account NY-B but are not discussed in this prospectus. Separate Account NY-B may also invest in other investment portfolios which are not available under your contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see “The
Annuity Contract - Addition, Deletion, or Substitution of Subaccounts and Other Changes.”

PRO.INGRC -06                                                                          8

THE FUNDS

You will find information about the funds currently available under your contract in Appendix A- The Investment
Portfolios. A prospectus containing more complete information on each fund may be obtained by calling our
Customer Service Center at 1-800-366-0066. You should read the prospectus carefully before investing.

Certain funds are designated as “Master-Feeder” funds or “fund of funds.” Funds offered in a Master-Feeder structure
(such as the ING American Funds portfolios) or a fund of funds structure (such as the ING Solutions portfolios) may have higher fees and expenses than a fund that invests directly in debt and equity securities. Consult with your investment professional to determine if the portfolios may be suited to your financial needs, investment time horizon, and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

If, due to differences in tax treatment or other considerations, the interests of the contract owners of various contracts participating in the funds conflict, we, the Board of Trustees or Directors of the funds, and any other insurance companies participating in the funds will monitor events to identify and resolve any material conflicts that may arise.

Covered Funds and Special Funds
For purposes of determining benefits under the optional benefit riders, we may assign the investment options to one of two categories, Covered Funds or Special Funds. Allocations to Covered Funds participate fully in all guaranteed benefits.
Allocations to Special Funds could affect the optional benefit rider guarantee that may otherwise be provided. Designation of investment options under these categories may vary by benefit. We may, with 30 days notice to you, designate any investment option as a Special Fund with respect to new premiums added to such investment option and also with respect to new transfers to such investment option.

Restricted Funds
We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a
Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment portfolio as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. If a change is made with regard to designation as a Restricted
Fund or applicable limitations, such change will apply only to transactions effected after such change.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted
Funds would be subject to each of the following three limitations: (1) no more than 30 percent of contract value, (2) up to
100 percent of each premium, and (3) no more than $999,999,999. We may change these limits, at our discretion, for new contracts, premiums, transfers or withdrawals.

We also limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the
Restricted Funds or taken pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted
Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from
Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted

PRO.INGRC-06                                                                      9

Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see “Withdrawals” and “Transfers Among Your Investments” in this prospectus for more information on the effect of Restricted Funds.

CHARGES AND FEES

We deduct the contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for distributing and administering the contracts, including compensation and expenses paid in connection with sales of the contracts, for paying the benefits payable under the contracts, and for bearing various risks associated with the contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us. In the event there are any profits from fees and charges deducted under the contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of contracts.

Charge Deduction Subaccount
You may elect to have all charges (except daily charges) against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the ING Liquid Assets Portfolio subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending notice to our Customer
Service Center in a form satisfactory to us.

Charges Deducted from the Contract Value
We deduct the following charges from your contract value:

Surrender Charge. Withdrawals from the contract may be subject to a contingent deferred sales charge (a “surrender charge”), as described below.  The charge is intended to cover sales expenses that we have incurred.

Internal transfers when the prior contract or arrangement either imposed a front end load or had no applicable surrender charge: There is no surrender charge under this contract on amounts transferred or rolled over from a prior contract as an internal transfer when the prior contract imposed a front end load, there was no applicable surrender charge under the prior contract, or if the prior contract would not have assessed a surrender charge if the money had been transferred to a contract issued by a non-affiliated company.

Transfers from external sources, internal transfers when the prior contract had an applicable surrender charge, and/or additional premium payments not part of an internal transfer: We deduct a surrender charge if you surrender your contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount for a contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of withdrawal, less any prior withdrawals in that contract year; or 2) your required minimum distribution (“RMD”) attributable to amounts held under your contract.

The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment withdrawn. The surrender charge is based on the total amount withdrawn including the amount deducted for the surrender charge. It is deducted from the contract value remaining after you have received the amount requested for withdrawal. The surrender charge is not based on or deducted from the amount you requested as a withdrawal. For internal transfers, the amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

Complete Years Elapsed Since Premium Payment* Surrender Charge	0 6%	1 6%	2 5%	3 4%	4 3%	5 2%	6 1%	7+ 0%

*	For amounts transferred or rolled over into this contract as an internal transfer, the “Complete Years
     Elapsed” are calculated from the date of the first premium payment made under the prior contract or, if earlier, the effective date of the prior contract.

PRO.INGRC-06                                                                   10

     Waiver of Surrender Charge for Extended Medical Care or Terminal Illness. You may withdraw all or a portion of your contract value without a surrender charge if: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and your request for the surrender or withdrawal, together with all required documentation is received at our Customer Service Center during the term of your care or within
90 days after the last day of your care; or (ii) you are first diagnosed by a qualifying medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your contract for more information.

     Free Withdrawal Amount. The Free Withdrawal Amount in any contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of the withdrawal (less any free withdrawals previously taken that year); and
2) your RMD attributable to amounts held under the contract. The Free Withdrawal Amount does not include your RMD for the tax year containing the contract date of this contract.

     Surrender Charge for Excess Withdrawals. We will deduct a surrender charge if you surrender your contract or if you take excess withdrawals during the 7-year period from the date we receive and accept a premium payment, which may include a withdrawal you make to satisfy required minimum distributions under the Internal Revenue Code of 1986, as amended (the “Tax Code”). We consider a withdrawal to be an “excess withdrawal” when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest
Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix C. Although we treat premium payments as being withdrawn before earnings for purposes of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

     Surrender Charges and the ING LifePay and ING Joint LifePay Riders. If you elect the ING LifePay rider or ING
Joint LifePay rider, withdrawals will be subject to surrender charges if they exceed the Free Withdrawal Amount.
However, once your contract value is zero, the periodic payments under the ING LifePay or ING Joint LifePay rider are not subject to surrender charges.

     Premium Taxes. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 4% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence. There is currently no premium tax in the State of New York.

We deduct the premium tax from your contract value (or from the MGIB Benefit Base, if exercised) on the income phase payment start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the income phase payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the contract, when you take an excess withdrawal, or on the income phase start date.

     Administrative Charge. We deduct an annual administrative charge on each contract anniversary, or if you surrender your contract prior to a contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per contract unless waived under conditions we established. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

PRO.INGRC-06                                                                                 11

     Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

     Redemption Fees. Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. For a more complete description of the funds’ fees and expenses, review each fund’s prospectus.

Charges Deducted from the Subaccounts

     Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on the option package you have elected. The charge is deducted on each business day based on the assets you have in each subaccount.
In the event there is any profit from the mortality and expense risk charge, we may use such profit to finance the distribution of contracts.

Option Packages
Option Package I	Option Package II
Annual Charge 0.85%	Annual Charge 1.05%

     Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. This charge is deducted daily from your assets in each subaccount.

     Optional Rider Charges. Subject to state availability, you may purchase one of three optional benefit riders for an additional charge. Please check your contract application to determine which riders may be available to you. Once elected, a rider cannot be canceled independently of the contract. So long as a rider is in effect, we will deduct a separate quarterly charge for the optional benefit rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charge from your Fixed Interest
Allocations nearest their maturity date. We deduct each rider charge on the quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If the rider is added to an existing contract, the first quarter’s charge will be reduced proportionally for the portion of the quarter that the rider was not in effect. For a description of riders and the defined terms used in connection with the riders, see “Optional Riders.”

A “quarterly anniversary date” is the date three months from the contract date that falls on the same date of the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

     Minimum Guaranteed Income Benefit Rider (MGIB Rider). The charge for the MGIB Rider is as follows:

Current Annual Charge	As a Quarterly Charge	Maximum Annual Charge
0.60% of the MGIB Charge Base	0.15% of the MGIB Charge Base	1.50% of the MGIB Charge Base

Please see “Optional Riders – Minimum Guaranteed Income Benefit Rider” for a description of the MGIB Charge Base and the MGIB Rate.

PRO.INGRC-06                                                                         12

ING LifePay Minimum Guaranteed Withdrawal Benefit (ING LifePay). The charge for the ING LifePay rider is as follows:
Current Annual Charge	As a Quarterly Charge	Maximum Annual Charge
0.40% of the contract value	0.10% of contract value	1.20% of contract value

The charge is deducted during the period starting on the rider date and up to your rider’s Lifetime Automatic Periodic
Benefit status. Lifetime Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option, subject to the maximum annual charge. For more information on this rider, including when Lifetime Automatic Periodic Benefit status begins, please see
“ING LifePay Minimum Guaranteed Withdrawal Benefit Rider.” If you surrender your contract or begin receiving income phase payments, the charge is pro-rated based upon the amount owed at the time. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after this change.

     ING Joint LifePay Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay). The charge for the ING Joint
LifePay rider is as follows:

Current Annual Charge	As a Quarterly Charge	Maximum Annual Charge
0.65% of the contract value	0.1625% of contract value	1.50% of contract value

The charge is deducted during the period starting on the rider date and up to your rider’s Lifetime Automatic Periodic
Benefit status. Lifetime Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option, subject to the maximum annual charge. For more information on this rider, including when Lifetime Automatic Periodic Benefit status begins, please see
“ING Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider.” If you surrender your contract or begin receiving income phase payments, the charge is pro-rated based upon the amount owed at the time. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after this change.

Fund Expenses
As shown in the fund prospectuses, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. For a more complete description of the funds’ fees and expenses, review each fund’s prospectus.

The Company or its U.S. affiliates receive varying levels of revenue from each of the funds available through the contract.
In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Company affiliates (including but not limited to ING Investments LLC and Directed Services, LLC), which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue.

Types of Revenue Received from Affiliated Funds
Affiliated funds are (a) funds managed by ING Investments, LLC, Directed Services, LLC, or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

•	Service fees that are deducted from fund assets, which are disclosed in each fund prospectus; and
•	For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in each fund prospectus.

PRO.INGRC-06                                                                                    13

Additionally, the Company receives other revenues from affiliated funds which may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund’s management fees. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the
Company.

Types of Revenue Received from Unaffiliated Funds
Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

•	For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the applicable fund prospectus; and
•	Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the contract. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

The following table shows the 5 unaffiliated fund families and/or investment management groups which have funds currently offered through the contract, ranked according to the total amount they paid to the Company or its affiliates in 2005, in connection with the registered variable annuity contracts issued by the Company:

                                                             [TO BE UPDATED BY AMENDMENT]

1) Fidelity® Variable Insurance Products
2) Franklin Templeton Variable Insurance Products Trust
3) Oppenheimer Variable Account Funds
4) PIMCO VIT
5) Pioneer Variable Contracts Trust

Some of the fund families listed above may not have paid any amounts to the Company or its affiliates during 2005 in connection with the registered variable annuity contracts issued by the Company. If the revenues received from affiliated funds were included in the table above, payments from ING Investments, LLC and other Company affiliates would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers, or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund’s investment adviser, subadviser, or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser, or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

Certain funds may be structured as “fund of funds” (including the ING Solution portfolios) or “Master-Feeder” funds
(including the ING American Funds portfolios). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the investment option list in the beginning of this prospectus.

PRO.INGRC-06                                                                           14

THE ANNUITY CONTRACT

The contract described in this prospectus is a deferred combination variable and fixed annuity contract. The contract provides a means for you to invest in one or more of the available funds through Separate Account NY-B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Interest Division. See Appendix B and the Fixed Interest Division Offering Brochure for more information on the Fixed Interest Division.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Contract Date and Contract Year
The date the contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner
You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the contract.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner’s estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. If the contract owner is not an individual, we will treat the annuitant as the owner for purposes of determining the death benefitbeneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit
(likely a taxable event). If no beneficial owner of the trust has been designated, the availability of Option II will be based on the age of the annuitant at the time you purchase the contract. In the event a selected death benefit is not available, the Standard
Death Benefit will apply.

Joint Owner
For non-qualified contracts only, joint owners may be named in a written request before the contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit Option.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit.
See “Change of Contract Owner or Beneficiary” below. If you have elected the Annual Ratchet Death Benefit, and you add a joint owner, the Annual Ratchet Death Benefit will end. If the older joint owner is attained age 80 or under, the Standard
Death Benefit will apply. If the older joint owner is attained age 80 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Note that returning a contract to single owner status will not restore the Annual Ratchet Death Benefit.
Unless otherwise specified, the term “age” when used for joint owners shall mean the age of the oldest owner.

Annuitant
The annuitant is the person designated by you to be the measuring life in determining income phase payments. The annuitant’s age determines when the income phase must begin and the amount of the income phase payments to be paid.
You are the annuitant unless you choose to name another person. The annuitant may not be changed after the contract is in effect, except as described below.

The contract owner will receive the income phase benefits of the contract if the annuitant is living on the income phase start date. If the annuitant dies before the income phase start date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

PRO.INGRC-06                                                                                15

When the annuitant dies before the income phase start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

When the annuitant dies before the income phase start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant’s estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if the contract owner is not an individual.

Beneficiary
The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner who is a spouse (or the annuitant if the contract owner is other than an individual) dies before the income phase start date. We pay death benefits to the primary beneficiary.

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner’s estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

Change of Contract Owner or Beneficiary. During the annuitant’s lifetime, you may transfer ownership of a non-
qualified contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the contract. The new owner’s age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges. The new owner’s death will determine when a death benefit is payable.

Under both Option Package I and Option Package II, the death benefit will continue if the new owner is age 80 or under on the date of the ownership change. For both death benefit options, 1) if the new owner’s attained age is 81 or over on the date of the ownership change, or 2) if the new owner is not an individual (other than a Trust for the benefit of the owner or annuitant), the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, it will not be restored by a subsequent change to a younger owner.

A change of owner likely has tax consequences. See “Federal Tax Considerations” in this prospectus.

You have the right to change beneficiaries during the annuitant’s lifetime unless you have designated an irrevocable beneficiary. In the event of joint owners, all must agree to change a beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the contract. In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary’s right to elect an annuity option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center. Please date your request. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract
The minimum initial payment to purchase the contract is $5,000. Currently, this payment may be made either by funds from qualified or non-qualified external sources (“external sources”) or by a transfer or rollover from an existing qualified or non-qualified contract or arrangement (the “prior contract”) issued by us or one of our affiliates (“internal transfer”).
There are two option packages available under the contract. You select an option package at the time of application.
Each option package is unique. The maximum age at which you may purchase the contract is age 80.

You may make additional premium payments up to the contract anniversary after your 85th birthday. For contracts issued as IRAs and 403(b) contracts, no additional premium payments will be accepted after the tax year that the contract owner reaches age 70 1/2. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

PRO.INGRC-06                                                                                      16

The contract may currently be purchased by individuals as a non-qualified contract, as a traditional Individual Retirement
Annuity (“IRA”) under Section 408(b) of the Code, as a Roth IRA under Section 408A of the Code, or a tax-sheltered annuity under Section 403(b) of the Code. The contract is not currently available as a Simplified Employer Pension (SEP)
Plan under 408(k) or as a Simple IRA under Section 408(P).

Factors to Consider in the Purchase Decision
The contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this contract. The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

1)	Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.
2)	Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
3)	Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
4)	Exchanges - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

IRAs and other qualified plans already have the tax-deferral feature found in this contract. For an additional cost, the contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified contract unless you want these other features and benefits, taking into account their cost.
See “Fees and Expenses” in this prospectus. If you are considering Option II and your contract will be an IRA, see
“Federal Tax Considerations - Individual Retirement Annuities” and “Tax Consequences of Living Benefits and
Death Benefits” in this prospectus.

Crediting of Premium Payments
We will process your initial premium in the form of an internal transfer within 2 business days after receipt, if the application and all information necessary for processing the contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application.
If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

We will allocate your initial payment according to the instructions you specified. If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. For initial premium payments designated for a subaccount of Separate Account NY-B, the payment will be credited at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account NY-B and/or the Fixed Interest Allocation specified by you within 2 business days.

PRO.INGRC-06                                                                        17

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker-dealer.

1)	If either your state or broker-dealer do not permit us to issue a contract without an application, we reserve the right to rescind the contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the contract will be voided. Some states require that we return the premium paid.
2)	If your state and broker-dealer allow us to issue a contract without an application, we will issue and mail the contract to you or your representative, together with a Contract
Acknowledgement and Delivery Statement for your execution. Until our Customer Service
Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker-dealer may execute any financial transactions on your contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will make inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available or requested in error, we will inquire about a replacement subaccount. If we are unable to reach you or your designated representative within 5 days, we will refund the subsequent payment. For any subsequent premium payments, the payment designated for a subaccount of Separate Account NY-B will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment if applicable, to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account NY-B with respect to your contract. The net investment results of each subaccount vary with its investment performance.

We may require that an initial premium designated for a subaccount of Separate Account NY-B or the Fixed Interest
Division be allocated to a subaccount specially designated by the Company (currently, the ING Liquid Assets Portfolio subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

We may also refuse to accept certain forms of premium payments or loan repayments, if applicable, (traveler’s checks, for example) or restrict the amount of certain forms of premium payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

Income Phase Start Date
The income phase start date is the date you start receiving income phase payments under your contract. The contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the income phase start date. The income phase begins when you start receiving regular income phase payments from your contract on the income phase start date.

Administrative Procedures
We may accept a request for contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that with regard to withdrawal requests, the risk of a fraudulent transaction is increased by the use of a facsimile withdrawal request form, even if appropriate identifying information is provided.

PRO.INGRC-06                                                                         18

Contract Value
We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid that was designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the
Company during the free look period for this purpose (currently, the ING Liquid Assets Portfolio subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

(1)	We take the contract value in the subaccount at the end of the preceding business day.
(2)	We multiply (1) by the subaccount’s Net Rate of Return since the preceding business day.
(3)	We add (1) and (2).
(4)	We add to (3) any additional premium payments and then add or subtract any transfers to or from that subaccount.
(5)	We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees (including any optional rider charges) and premium taxes.

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed
Interest Allocations. See the Fixed Interest Division Offering Brochure for a description of the calculation of values under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value
You may surrender the contract at any time while the annuitant is living and before the income phase start date. A surrender will be effective on the date your written request and the contract are received at our Customer Service Center.
We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the ING Liquid Assets Portfolio subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax advisor regarding the tax consequences associated with surrendering your contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See “Federal Tax Considerations” for more details.

The Subaccounts
Each of the subaccounts of Separate Account NY-B offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account NY-B invests in a corresponding fund.

Addition, Deletion or Substitution of Subaccounts and Other Changes
We may make additional subaccounts available to you under the contract. These subaccounts will invest in investment portfolios we find suitable for your contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your contract and compliance with regulatory requirements, including prior SEC approval.

PRO.INGRC-06                                                                             19

We may amend the contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more subaccounts or substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substitute or proposed replacement portfolio unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

We also reserve the right, subject to SEC approval, to: (i) deregister Separate Account NY-B under the 1940 Act; (ii)
operate Separate Account NY-B as a management company under the 1940 Act if it is operating as a unit investment trust;
(iii) operate Separate Account NY-B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account NY-B; and (v) combine Separate Account NY-B with other accounts.

We will provide you with written notice before any of these changes are effected.

The Fixed Interest Division
The Fixed Interest Division is part of the ReliaStar of New York general account. The general account contains all of the assets of ReliaStar of New York other than those in certain separate accounts. Allocation of any amount to the Fixed
Interest Division does not entitle you to share directly in the performance of these assets. Assets supporting amounts allocated to the Fixed Interest Division are available to fund the claims of all classes of our customers, owners, and other creditors. See Appendix B and the Fixed Interest Division Offering Brochure for more information. You may not allocate contract value to the Fixed Interest Division if you elect one of the living benefit riders.

Other Products
We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the Company’s management personnel and certain other employees may receive a portion of their employment compensation based on the amount of contract values allocated to funds affiliated with ING. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative.

OPTIONAL RIDERS

Subject to state availability and the conditions noted below, you may elect one of the three optional benefit riders discussed below. You may add only one of these three riders to your contract. Each rider has a separate charge. We do, however, reserve the right to allow the purchase of more than one optional living benefit rider in the future, as well as the right to allow contract owners to replace the ING LifePay rider with the ING Joint LifePay rider. Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your contract. Please see “Charges and Fees - Optional Rider Charges” for information on rider charges.

The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you elect to purchase one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the contract. You should consult a qualified financial adviser in evaluating the riders.

Rider Date. The rider date is the date the optional benefit rider becomes effective. The rider date is also the contract date if you purchase the rider when the contract is issued.

No Cancellation. Once you purchase a rider, you may not cancel it unless you: a) cancel the contract during the contract’s free look period; b) surrender; c) begin income phase payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel any rider. Once the contract continues beyond the free look period, you may not cancel a rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

PRO.INGRC-06                                                                              20

Termination. The optional riders are “living benefits,” which means the guaranteed benefits offered by the riders are intended to be available to you while you are living and while your contract is in the accumulation phase. Generally, the optional riders automatically terminate if you:

1.)	terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving income phase payments in lieu of payments under the rider;
2.)	die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract; or.
3.)	Change the owner of the contract

See “Change of Owner or Annuitant,” below. Other circumstances that may cause a rider to terminate automatically are discussed below. The impact of your death or a change of owner on the ING Joint LifePay rider is also discussed below.

Minimum Guaranteed Income Benefit Rider (MGIB Rider). The MGIB rider is an optional benefit which guarantees a minimum amount of income phase income will be available to you if you initiate income phase payments on the MGIB
Date (as defined below), regardless of fluctuating market conditions. The minimum guaranteed amount of income phase income will depend on the amount of premiums you pay during the first five rider years, the MGIB Rate (as defined below), the adjustment for Special Fund transfers, and any withdrawals you take while the MGIB rider is in effect. Thus, investing in
Special Funds may limit the MGIB benefit.

Purchase. To purchase the MGIB rider, you must be age 70 or younger on the rider date and the ten-year waiting period must end at or prior to the latest income phase start date. Some broker-dealers may not offer the MGIB rider, or may limit availability of the rider to younger ages. Generally, the MGIB rider must be purchased (i) on the contract date, or (ii)
within thirty days after the contract date. We may allow election at other times at our discretion. There is a ten-year waiting period before you can elect income phase payments under the MGIB rider.

The MGIB Date. If you purchased the MGIB rider on the contract date or added the MGIB rider within 30 days following the contract date, the MGIB Date is the contract anniversary on or after the tenth contract anniversary when you decide to exercise your right to begin income phase payments under the MGIB rider. If you added the MGIB rider at any other time, your MGIB Date is the contract anniversary at least 10 years after the rider date when you decide to exercise your right to begin income phase payments under the MGIB rider.

Special Funds. The following investment options are designated as Special Funds for purposes of calculating the
MGIB Benefit Base: the ING Liquid Assets Portfolio, the ING PIMCO Core Bond Portfolio, the ING PIMCO Total Return
Portfolio, the ING Oppenheimer Strategic Income Portfolio, the ING Solution Income Portfolio, the PIMCO VIT Real
Return Portfolio, and the Fixed Interest Division. All investment options not designated as Special Funds are considered
Covered Funds.

Charges. The charge we deduct under the MGIB Rider is 0.60% annually of the MGIB Benefit Base. The calculation of the MGIB Benefit Base is described in “Determining the MGIB Annuity Income,” below. The MGIB rider automatically terminates if the contract value is insufficient to pay the charge for the MGIB rider.

How the MGIB Rider Works. Ordinarily, the amount of income that will be available to you on the income phase start date is based on your contract value, the income phase option you selected and the guaranteed income factors in effect on the date you start receiving income phase payments. If you purchase the MGIB rider, the amount of income that will be available to you upon starting income phase payments on the MGIB Date is the greatest of:

1)	your income phase income based on your contract value on the MGIB Date applied to the guaranteed income factors specified in your contract for the income phase option you selected;
2)	your income phase income based on your contract value on the MGIB Date applied to the then-current income factors in effect for the income phase option you selected; or
3)	the MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any surrender charge and premium tax recovery that would otherwise apply when starting the income phase.

PRO.INGRC -06                                                                         21

The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed factors found in your contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a contract with the MGIB rider attached may be greater or less than the income that would be provided under the contract without the rider. Generally, the income calculated under the rider will be greater than the income provided under the contract whenever the MGIB Benefit Base
(greater of the Rollup and Ratchet Bases) is sufficiently in excess of the contract value to offset the additional conservatism reflected in the rider’s income factors compared to those in the contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at the time the income phase starts, the contract will generally produce greater income than the rider. Please see Appendix D - Examples of Minimum Guaranteed Income Benefit Calculation.

The MGIB Benefit Base is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under other provisions of the contract or other riders will not increase the Maximum MGIB Base or MGIB Rollup Base (as defined below). The MGIB Benefit Base is tracked separately for Covered and Special Funds, based on initial allocation of eligible premium (or contract value, if applicable) and subsequently allocated eligible premiums, withdrawals and transfers.
Contract value, rather than eligible premium is used as the initial value if the rider is added after the contract date.

Prior to your latest income phase start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. We require a 10-year waiting period before you can elect to receive payments under the MGIB rider benefit. The MGIB must be exercised in the 30-day period prior to the end of the waiting period or any subsequent contract anniversary. At your request, the Company may in its discretion extend the latest contract income phase start date without extending the MGIB Date.

     Determining the MGIB Annuity Income. On the MGIB Date, we calculate your MGIB annuity income as follows:

1)	We first determine your MGIB Benefit Base: The MGIB Benefit Base is equal to the greater of the MGIB
Rollup Base and the MGIB Ratchet Base, which may be reduced by an amount equal to the ratio of any outstanding loan balance (where applicable) to the contract value multiplied by the MGIB Base.

a)	Calculation of MGIB Rollup Base
The MGIB Rollup Base is equal to the lesser of the Maximum MGIB Base and the sum of (a), and (b) where:
(a) is the MGIB Rollup Base for Covered Funds;
(b) is the MGIB Rollup Base for Special Funds;

The Maximum MGIB Base applicable to the MGIB Rollup Base is 250% of eligible premiums adjusted pro-rata for withdrawals. This means that the Maximum MGIB Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Base is not allocated by fund category.

The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered
Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB
Rollup Base reaching the Maximum MGIB Base. The MGIB Rollup Base accumulates at 0% thereafter.
The MGIB Rate is currently 5%. The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider.

PRO.INGRC-06                                                                     22

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special
Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect.  The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the
MGIB Rollup Base allocated to Special Funds does not accumulate.

Eligible premiums are those premiums paid within five years of purchasing the MGIB rider. Premiums paid after that date are excluded from the MGIB Rollup Base.

Withdrawals reduce the MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB
Rollup Base for each fund category (i.e. Covered Funds and Special Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal. This means that the
MGIB Rollup Base for Covered Funds and Special Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds and Special Funds.
For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal
(including surrender charge), the MGIB Rollup Base allocated to Covered Funds is also reduced by 25%
(rather than by the amount of the withdrawal).

Because the MGIB Rollup Base is tracked separately for Covered and Special Funds, when you make transfers between Covered and Special Funds there is an impact on the MGIB Rollup Base. Net transfers between Covered Funds and Special Funds will reduce the MGIB Rollup Base allocated to Covered
Funds or Special Funds, as applicable, on a pro-rata basis. This means that the MGIB Rollup Base allocated to Covered Funds or Special Funds will be reduced by the same percentage as the transfer bears to the contract value allocated to Covered Funds or Special Funds. For example, if the contract value in
Covered Funds is reduced by 25% as the result of the transfer, the MGIB Rollup Base allocated to
Covered Funds is also reduced by 25% (rather than by the amount of the transfer). The resulting increase in the MGIB Rollup Base allocated to Special Funds will equal the reduction in the MGIB Rollup Base allocated to Covered Funds. Transfers from Special Funds to Covered Funds are treated in the same way.

In a case where the MGIB Rollup Base for Covered Funds is greater than the contract value in Covered
Funds, a transfer from Covered Funds will result in the MGIB Rollup Base for Covered Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the
MGIB Rollover Base for Covered Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon entering the income phase under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

b)	Calculation of MGIB Ratchet Benefit Base
The MGIB Ratchet Base for Covered Funds and Special Funds equals:
•	On the rider date, eligible premiums or the contract value (if the rider is added after the contract date) allocated to Covered Funds and Special Funds;

•	On each quarterly contract anniversary date prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:

1)	the current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and

2)	the MGIB Ratchet Base for Covered Funds and Special Funds from the prior contract anniversary date, adjusted for any new eligible premiums and withdrawals attributable to
Covered Funds and Special Funds, and transfers.

•	At other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the MGIB Ratchet
Base from the prior quarterly contract anniversary date, adjusted for subsequent eligible premiums and withdrawals attributable to Covered Funds and Special Funds, and transfers.

PRO.INGRC-06                                                          23

A quarterly anniversary date is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value of the subsequent business day.

Eligible premiums are those premiums paid within five years of purchasing the MGIB rider. Premiums paid after that date are excluded from the MGIB Ratchet Base.

Withdrawals reduce the MGIB Ratchet Base on a pro-rata basis. The percentage reduction in the MGIB
Ratchet Base for each fund category (i.e. Covered Funds and Special Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal. This means that the
MGIB Ratchet Base for Covered Funds and Special Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds and Special Funds.
For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal
(including surrender charge), the MGIB Ratchet Base allocated to Covered Funds is also reduced by 25%
(rather than by the amount of the withdrawal).

2)	Then we determine the MGIB annuity income by multiplying your MGIB Benefit Base (adjusted for any surrender charge and premium taxes) by the income factor, and then divide by $1,000.

MGIB Income Options. The following are the MGIB Income Options available under the MGIB Rider:

     1) If the MGIB rider is exercised at ages 10-73: Income for life (single life or joint life with 100% survivor) and 10-
     year fixed period.

     2.) If the MGIB rider is exercised at ages 74-89: Income for life (single life or joint life with 100% survivor) and six-
     year fixed period.

     3.) Any other income phase option offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the
MGIB Income Options available under the rider. This option may only be exercised in the 30-day period prior to a contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The contract value will be reduced on a pro-rata basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The election of partial payments under the MGIB Benefit Base does not affect your right to initiate the income phase under the contract without regard to the rider. The amount applied to these partial payments will be treated as a withdrawal for purposes of adjusting contract and rider values.

Please note that if you elect partial payments, they will be tax reported as withdrawals. Please consult your tax adviser before making this election, as the taxation of this election is uncertain.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you with a guaranteed amount of income phase income if you enter the income phase on the MGIB Date (subject to the terms and conditions of the MGIB rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of such contract value be invested in the Fixed Allocation Fund. See “Fixed Allocation Fund Automatic Rebalancing” below.

     Accepted Funds. Currently the Accepted Funds are the ING Solution 2015 Portfolio, ING Solution 2025 Portfolio,
ING Solution 2035 Portfolio, ING Solution Income Portfolio, ING Liquid Assets Portfolio, and the Fixed Interest Division.

PRO.INGRC-06                                                                              24

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

     Fixed Allocation Fund. The ING VP Intermediate Bond Portfolio is designated as the Fixed Allocation Fund.

     Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

     Fixed Allocation Fund Automatic Rebalancing. If the contract value in the Fixed Allocation Fund is less than 20%
of the total contract value allocated to the Fixed Allocation Fund and Other Funds on any MGIB Rebalancing Date (as
defined below), we will automatically rebalance the contract value allocated to Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Fund. Accepted Funds are excluded from Fixed Allocation
Fund Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Fixed Allocation Fund and Other
Funds and will be the last transaction processed on that date. The MGIB Rebalancing Dates occur on each contract anniversary and after the following transactions:

1)	receipt of additional premiums;

2)	transfer or reallocation among Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3)	withdrawals from a Fixed Allocation Fund or Other Fund.

Fixed Allocation Fund Automatic Rebalancing is separate from any other automatic rebalancing under the contract.
However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Fund Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See “Appendix F- Examples of Fixed Allocation Fund
Automatic Rebalancing.”

In certain circumstances, Fixed Allocation Fund Automatic Rebalancing may result in a reallocation into the Fixed
Allocation Fund even if you have not previously been invested in it. See “Appendix F– Examples of Fixed Allocation
Fund Automatic Rebalancing, Example I.” By electing to purchase the MGIB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation
Fund. You should not purchase the MGIB rider if you do not wish to have your contract value reallocated in this manner.

     Change of Owner or Annuitant. The MGIB rider will terminate upon a change of ownership unless the change is due to a spousal continuation at the time of the owner’s death. Once you purchase the MGIB rider, the annuitant may not be changed except when an annuitant who is not a contract owner dies prior to entry into the income phase, in which case a new annuitant may be named in accordance with the provisions of your contract. The MGIB Benefit Base is unaffected and continues to accumulate.

In addition to spousal continuation, the following transactions are not considered a change of ownership for purposes of termination of the MGIB rider:

1)	Transfers from custodian to custodian;

2)	Transfers from a custodian for the benefit of an individual to that same individual;

3)	Transfers from an individual to a custodian for the benefit of the same individual;

PRO.INGRC-06                                                                                                       25

4)	Collateral assignments;

5)	Transfers from trust to trust where the contract owner and the grantor of the trust is the same individual;

6)	Transfers from an individual to a trust where the contract owner and the grantor of the trust is the same individual; or

7)	Transfers from a trust to an individual where the contract owner and the grantor of the trust is the same individual.

     Death of Owner. The MGIB rider and the MGIB rider charges automatically terminate if you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the contract.

     Notification. On or about 30 days prior to the MGIB Date, we will provide you with notification which will include an estimate of the amount of MGIB annuity income available if you choose to exercise it. We will determine the actual amount of the MGIB annuity income as of the MGIB Date.

The MGIB rider does not restrict or limit your right to enter the income phase at any time permitted under the contract nor does it restrict your right to enter the income phase using contract values that may be higher than the MGIB annuity benefit.

The benefits associated with the MGIB rider are available only if you enter the income phase under the rider and in accordance with the provisions set forth above. Initiating the income phase using the MGIB rider may result in a more favorable stream of income payments, and different tax consequences, under your contract. Because the
MGIB rider is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the contract’s applicable income phase factors. You should consider all of your options at the time you begin the income phase of your contract.

ING LifePay Minimum Guaranteed Withdrawal Benefit (“ING LifePay”) Rider. The ING LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the life of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

     Purchase. In order to elect the ING LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural person. Joint annuitants are not allowed. The minimum issue age is 50 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the contract anniversary on which the rider is effective. Some broker-dealers may not offer the ING LifePay rider or may limit availability of the rider to ages younger than 80, but in no event younger than 50. The ING LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in
“Investment Option Restrictions,” below. Also, the ING LifePay rider will not be issued if any contract value is allocated to a Fixed Interest Division. The Company in its discretion may allow the rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including compliance with the investment option restrictions described below. The rider will be effective as of that contract anniversary.

     Lifetime Guaranteed Withdrawal Status. This status begins on the effective date of the rider and continues until the earliest of:

1)	the income phase start date;

2)	reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3)	reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4)	the surrender of the contract; or

5)	the death of the owner, (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your spouse beneficiary elects to continue the contract.

PRO.INGRC-06                                                                         26

For more information about the effect of a withdrawal reducing the contract value to zero, please see “Lifetime Automatic
Periodic Benefit Status,” below. As described below, certain features of the ING LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING LifePay Rider Works. The ING LifePay Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the income phase start date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than investment advisory fees, as described below) or the income phase start date, whichever occurs first. During the accumulation phase of the contract, the
ING LifePay rider may be in either the Growth Phase or the Withdrawal Phase. The ING LifePay rider is initially in
Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the ING LifePay rider by electing to enter the income phase and begin receiving annuity payments. However, if you have not elected to begin receiving income phase payments, and the ING LifePay rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the ING LifePay rider and contract terminate (other than those provisions regarding the payment of the
Maximum Annual Withdrawal, as described below) and you can no longer elect to receive income phase payments.

Benefits paid under the ING LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay
Base (referred to as the “MGWB Base” in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1)	If you purchased the ING LifePay rider on the contract date, the initial ING LifePay Base is equal to the initial premium.

2)	If you purchased the ING LifePay rider after the contract date, the initial ING LifePay Base is equal to the contract value on the rider date.

3)	The initial ING LifePay Base is increased dollar-for-dollar by premiums received during the Growth Phase
(“eligible premiums”). The ING LifePay Base is also increased to equal the contract value if the contract value is greater then the current ING LifePay Base on each quarterly contract anniversary after the effective date of the rider, during the Growth Phase. The ING LifePay Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Base or the Maximum Annual Withdrawal. However, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the
Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING LifePay rider (see “ING LifePay Reset Option,” below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

     Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% of the greater of 1) the contract value and 2) the ING LifePay Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth
Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual
Withdrawal.

If the ING LifePay rider is in the Growth Phase, and the income phase commencement date is reached, the rider will enter the Withdrawal Phase and the income phase will begin. In lieu of the income phase payment options available under the contract, you may elect a life-only income phase payment option under which we will pay the greater of the income phase payout under the contract and annual payments equal to the Maximum Annual Withdrawal.

Withdrawals in a contract year that do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual
Withdrawal. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal, the Maximum
Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion that the withdrawal in excess of the Maximum Annual Withdrawal (the “excess withdrawal”) is of the contract value determined:

1)	before the withdrawal, for the excess withdrawal; and

2)	after the withdrawal for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

PRO.INGRC-06                                                                                    27

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual
Withdrawal. To the extent the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum
Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual
Withdrawal has been exceeded, any applicable surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See
Appendix E, Illustration 1 and 2 for an example of this concept.

Required Minimum Distributions. Withdrawals taken from this contract to satisfy the Required Minimum
Distribution rules of the Tax Code are considered withdrawals for the purposes of the rider, and will begin the Withdrawal
Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceeds the Maximum Annual
Withdrawal for a specific contract year will not be deemed an excess withdrawal in that contract year, subject to the following rules:

1)	If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal
Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual
Withdrawal.

2)	You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.

3)	Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.

4)	Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn  in excess of the Maximum Annual Withdrawal, other than Required Minimum Distributions will count against and reduce any additional Withdrawal Amount.

5)	Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.

6)	The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a
Required Minimum Distribution for that calendar year after the end of the calendar year.

7)	If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the
Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be set equal to the amount in excess of the Additional Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year
(if any).

See Appendix E, Illustration 3.

     Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of this contract’s values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

     Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the
Maximum Annual Withdrawal, the contract and the rider will terminate due to the pro-rata reduction described in
“Determination of the Maximum Annual Withdrawal,” above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status,

1)	the contract will provide no further benefits other than as provided in the ING LifePay rider;

2)	no further premium payments will be accepted; and

3)	any other riders attached to the contract will terminate, unless otherwise specified in the rider.

PRO.INGRC-06                                                                   28

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments equal to the Maximum Annual
Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant’s death.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING LifePay rider enters
Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic
Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the
Maximum Annual Withdrawal, if 5% of the contract value would be greater than your current Maximum Annual
Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the
“Reset Effective Date”), the Maximum Annual Withdrawal will increase to be equal to 5% of the contract value on the
Reset Effective Date. The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current
Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20% . However, we guarantee that the ING LifePay rider charge will not increase for resets exercised within the first five contract years. See Appendix E, Illustration 4.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you with lifetime payments (subject to the terms and restrictions of the ING LifePay rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted
Funds, we require that 20% of such contract value be invested in the Fixed Allocation Fund. See “Fixed Allocation Fund
Automatic Rebalancing” below.

Accepted Funds. Currently the Accepted Funds are the ING Solution 2015 Portfolio, ING Solution 2025 Portfolio,
ING Solution 2035 Portfolio, ING Solution Income Portfolio, ING Liquid Assets Portfolio, and the Fixed Interest Division.
We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

PRO.INGRC-06                                                                      29

Fixed Allocation Fund. The ING VP Intermediate Bond Portfolio is designated as the Fixed Allocation Fund.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

Fixed Allocation Fund Automatic Rebalancing. If the contract value in the Fixed Allocation Fund is less than 20%
of the total contract value allocated to the Fixed Allocation Fund and Other Funds on any ING LifePay Rebalancing Date,
we will automatically rebalance the contract value allocated to Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Fund. Accepted Funds are excluded from Fixed Allocation Fund Automatic
Rebalancing. Any rebalancing is done on a pro-rata basis among the Fixed Allocation Fund and Other Funds and will be the last transaction processed on that date. The ING LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1)	receipt of additional premiums;

2)	transfer or reallocation among Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3)	withdrawals from a Fixed Allocation Fund or Other Fund.

Fixed Allocation Fund Automatic Rebalancing is separate from any other automatic rebalancing under the contract.
However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Fund Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See “Appendix F - Examples of Fixed Allocation Fund
Automatic Rebalancing.”

In certain circumstances, Fixed Allocation Fund Automatic Rebalancing may result in a reallocation into the Fixed
Allocation Fund even if you have not previously been invested in it. See “Appendix F – Examples of Fixed Allocation
Fund Automatic Rebalancing, Example I.” By electing to purchase the ING LifePay rider, you are providing the
Company with direction and authorization to process these transactions, including reallocations into the Fixed
Allocation Fund. You should not purchase the ING LifePay rider if you do not wish to have your contract value reallocated in this manner.

Death of Owner or Annuitant. The ING LifePay rider and charges terminate on the earlier of:

1)	if the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death (“notice date”) of the contract owner (or in the case of joint contract owners, the first owner) or the annuitant if there is a non-natural owner; or

2)	the date the rider enters Lifetime Automatic Periodic Benefit status.

Under 1), above, the rider terminates on the death of the first owner, even if the owner is not the annuitant. Thus, you should not purchase this rider with multiple owners, unless the owners are spouses. Under 2), above, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. No other death benefit is payable in this situation.

Continuation After Death - Spouse. If the surviving spouse of the deceased owner continues the contract (see “Death
Benefit Choices - Continuation After Death - Spouse”), this rider will also continue, provided the following conditions are met:

1)	The spouse is at least 50 years old on the date the contract is continued; and

2)	The spouse becomes the annuitant and sole contract owner.

PRO.INGRC-06                                                                                        30

If the rider is in the Growth Phase at the time of spousal continuation:

1)	The rider will continue in the Growth Phase;

2)	On the date the rider is continued, the ING LifePay Base will be reset to equal the then current contract value; and

3)	The ING LifePay charges will restart and be the same as were in effect prior to the notice date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1)	The rider will continue in the Withdrawal Phase;

2)	On the contract anniversary following the date the rider is continued,

(a)	If the surviving spouse had not been the annuitant before the owner’s death, the Maximum Annual
Withdrawal is recalculated by multiplying the contract value on that contract anniversary by 5%, and the
Maximum Annual Withdrawal is considered to be zero from the notice date to that contract anniversary.
Withdrawals are permitted pursuant to the other provisions of the contract. Withdrawals causing the contract value to fall to zero will terminate the contract and rider.

(b)	If the surviving spouse was the annuitant before the owner’s death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the notice date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the contract value on that contract anniversary by 5%. The Maximum Annual Withdrawal does not go to zero on the notice date, and withdrawals may continue under the rider provisions.

3)	The rider charges will restart on the contract anniversary following the date the rider is continued and will be the same as were in effect prior to the notice date.

Change of Owner or Annuitant. Other than as provided above under “Continuation After Death – Spouse,” you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1)	spousal continuation as described above;

2)	change of owner from one custodian to another custodian;

3)	change of owner from a custodian for the benefit of an individual to the same individual;

4)	change of owner from an individual to a custodian for the benefit of the same individual;

5)	collateral assignments;

6)	change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7)	change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and

8)	change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING
LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

PRO.INGRC-06                                                                       31

Loans. The portion of any contract value used to pay off an outstanding loan balance will reduce the ING LifePay Base or
Maximum Annual Withdrawal as applicable. We do not recommend the ING LifePay rider if loans are contemplated.

Effect of ING LifePay Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner’s spouse, and the spouse elects to continue the contract, the death benefit is not payable until the spouse’s death.
Thus, you should not purchase this rider with multiple owners, unless the owners are spouses. See “Death of Owner or Annuitant” for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. While in the Lifetime
Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay rider, see “Federal
Tax Considerations - Tax Consequences of Living Benefits and Death Benefits.”

ING Joint LifePay Minimum Guaranteed Withdrawal Benefit (“ING Joint LifePay”) Rider. The ING Joint LifePay
rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals you may take from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. Annual withdrawals in excess of the annual withdrawal amount allowed under the rider will reduce the amount of allowable future annual withdrawals, and may result in your inability to receive lifetime payments under the rider. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

     Purchase. The ING Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable.
We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. See “Ownership, Annuitant, and Beneficiary Designation Requirements,” below.

The minimum issue age is 60 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay rider is effective. Some broker-dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 60. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay rider is currently only available if you have not already purchased an optional living benefit rider. We do, however, reserve the right to allow the purchase of more than one optional living benefit rider in the future, as well as the right to allow contract owners to replace the ING LifePay rider with the ING Joint LifePay rider. The ING Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in “Investment Option Restrictions,” below. The
Company in its discretion may allow the ING Joint LifePay rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay rider will be effective as of that contract anniversary.

      Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. These designations depend upon whether the contract is issued as a nonqualified contract or as an IRA. In both cases the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs (“custodial IRAs”). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

     Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner’s spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

PRO.INGRC-06                                                                            32

     IRAs. There may only be one owner of a contract issued as an IRA, who must also be the annuitant. The owner’s spouse must be the sole primary beneficiary.

     Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in “IRAs” above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner’s spouse.

     Rider Date. The ING Joint LifePay rider date is the date the ING Joint LifePay rider becomes effective. If you purchase the ING Joint LifePay rider when the contract is issued, the ING Joint LifePay rider date is also the contract date.

     No Cancellation. Once you purchase the ING Joint LifePay rider, you may not cancel it unless you cancel the contract during the contract’s free look period (or otherwise cancel the contract pursuant to its terms), surrender, or begin receiving income phase payments in lieu of payments under the rider. These events automatically cancel the ING Joint LifePay rider.
The Company may, at its discretion, cancel and/or replace the ING Joint LifePay rider at your request in order to renew or reset the ING Joint LifePay rider.

     Termination. The ING Joint LifePay rider is a “living benefit” which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase.
The optional rider automatically terminates if you:

1)	terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving income phase payments in lieu of payments under the rider;

2)	die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay rider); or

3)	change the owner of the contract (other than a spousal continuation by an active spouse).

See “Change of Owner or Annuitant,” below. Other circumstances that may cause the ING Joint LifePay rider to terminate automatically are discussed below.

Active Status. Once the ING Joint LifePay rider has been issued, a spouse must remain in “active” status in order to exercise rights and receive the benefits of the ING Joint LifePay rider after the first spouse’s death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as “inactive.” Inactive spouses are not eligible to continue the benefits of the ING
Joint LifePay rider after the death of the other spouse. Once designated “inactive,” a spouse may not regain active status under the ING Joint LifePay rider. Specific situations that will result in a spouse’s designation as “inactive” include the following:

1)	For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2)	For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse, or any change of beneficiary (including the addition of primary beneficiaries).

3)	In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay rider. However, all charges for the ING Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay rider prior to requesting any such changes.

A divorce will terminate the ability of an ex-spouse to continue the contract. See “Divorce” below.

PRO.INGRC-06                                                                     33

Lifetime Guaranteed Withdrawal Status. This status begins on the date the ING Joint LifePay rider is issued (the
“effective date of the ING Joint LifePay rider”) and continues until the earliest of:

1)	the income phase commencement date;

2)	reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3)	reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4)	the surrender of the contract; or

5)	the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

For more information on the impact of a withdrawal reducing the contract value to zero on the Maximum Annual
Withdrawal, please see “Lifetime Automatic Periodic Benefit Status” below. As described below, certain features of the
ING Joint LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING Joint LifePay Rider Works. The ING Joint LifePay rider has two phases. The first phase, called the
Growth Phase, begins on the effective date of the ING Joint LifePay rider and ends as of the business day before the first withdrawal is taken (or when the income phase commencement date is reached). The second phase is called the Withdrawal
Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than investment advisory fees, as described below), or the income phase commencement date, whichever occurs first. During the accumulation phase of the contract, the ING Joint LifePay rider may be in either the Growth Phase or the Withdrawal
Phase. During the income phase of the contract, the rider may only be in the Withdrawal Phase. The rider is initially in
Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the rider by electing to enter the income phase and begin receiving income phase payments. However, if you have not elected to begin receiving income phase payments, and the rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the rider and contract terminate (other than those provisions regarding the payment of the Maximum Annual
Withdrawal, as described below) and you can no longer elect to receive income phase payments.

Benefits paid under the ING Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING
Joint LifePay Base (referred to as the “MGWB Base” in the contract) is used to determine the Maximum Annual
Withdrawal and is calculated as follows:

1)	If you purchased the ING Joint LifePay rider on the contract date, the initial ING Joint LifePay Base is equal to the initial premium.

2)	If you purchased the ING Joint LifePay rider after the contract date, the initial ING Joint LifePay Base is equal to the contract value on the effective date of the ING Joint LifePay rider.

3)	The initial ING Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth
Phase (“eligible premiums”). The ING Joint LifePay Base is also increased to equal the contract value if the contract value is greater then the current ING Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the ING Joint LifePay rider during the Growth Phase. The ING Joint LifePay Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal
Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the
ING Joint LifePay rider (see “ING Joint LifePay Reset Option,” below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

PRO.INGRC-06                                                                          34

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the
Withdrawal Phase begins. It equals 5% of the greater of the contract value and the ING Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the
Maximum Annual Withdrawal.

If the ING Joint LifePay rider is in the Growth Phase, and the income phase commencement date is reached, the ING Joint
LifePay rider will enter the Withdrawal Phase and income phase payments will begin. In lieu of the income phase options under the Contract, you may elect a life only income phase option under which we will pay the greater of the income phase payout under the Contract and annual payments equal to the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only income phase option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum
Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an “excess withdrawal”), the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual
Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction for the amount withdrawn up to the Maximum Annual Withdrawal but before the deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual
Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current
Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum
Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See Appendix E, Illustration 1 and 2 for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum
Distribution rules of the Tax Code are considered withdrawals for purposes of the rider, and will begin the Withdrawal
Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual
Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year, subject to the following:

1)	If the contract owner’s Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum
Distribution that exceeds the Maximum Annual Withdrawal.

2)	You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.

3)	Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.

4)	Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any
Additional Withdrawal Amount.

5)	Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.

6)	The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year.

PRO.INGRC-06                                                           35

The Additional Withdrawal Amount, when recalculated, will not include your Required Minimum
Distribution for a calendar year, or any portion thereof, that may otherwise be taken after that calendar year’s end.

7)	If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the
Required Minimum Distribution for that year (if any).

See Appendix E, Illustration 3.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the contract owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract’s values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the
Maximum Annual Withdrawal, the contract and the ING Joint LifePay rider will terminate due to the pro-rata reduction described in “Determination of the Maximum Annual Withdrawal,” above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider will enter
Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:

1)	the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay rider;

2)	no further premium payments will be accepted; and

3)	any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount equal to the
Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay rider at the time this status begins. If both spouses are active under the
ING Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint
LifePay rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly, or annually. If, at the time the ING Joint LifePay rider enters
Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

PRO.INGRC-06                                                                                36

ING Joint LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the
Maximum Annual Withdrawal, if 5% of the contract value would be greater than your current Maximum Annual
Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the “Reset
Effective Date”), the Maximum Annual Withdrawal will increase to be equal to 5% of the contract value on the Reset
Effective Date. The reset option is only available when the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal
Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum
Annual Withdrawal.

If the reset option is exercised, the charge for the ING Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50% . However, we guarantee that the ING
Joint LifePay rider charge will not increase for resets exercised within the first five contract years. See Appendix E,
Illustration 4.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay rider, as described in this supplement), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Fund. We will require this allocation regardless of your investment instructions to the contrary, as described further below.

Accepted Funds. Currently the Accepted Funds are the ING Solution 2015 Portfolio, ING Solution 2025 Portfolio,
ING Solution 2035 Portfolio, ING Solution Income Portfolio, ING Liquid Assets Portfolio, and the Fixed Interest Division.
We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Fund. The ING VP Intermediate Bond Portfolio is designated as the Fixed Allocation Fund.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

Fixed Allocation Fund Automatic Rebalancing. If the contract value in the Fixed Allocation Fund is less than 20%
of the total contract value allocated to the Fixed Allocation Fund and Other Funds on any ING Joint LifePay Rebalancing
Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Fund and Other Funds so that
20% of this amount is allocated to the Fixed Allocation Fund. Accepted Funds are excluded from Fixed Allocation Fund
Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1)	receipt of additional premiums;

2)	transfer or reallocation among the Fixed Allocation Fund or Other Funds, whether automatic or specifically directed by you; and

3)	withdrawals from the Fixed Allocation Fund or Other Funds.

Fixed Allocation Fund Automatic Rebalancing is separate from any other automatic rebalancing under the contract.
However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Fund Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See “Appendix F – Examples of Fixed Allocation Fund
Automatic Rebalancing.”

PRO.INGRC-06                                                                  37

In certain circumstances, Fixed Allocation Fund Automatic Rebalancing may result in a reallocation into the Fixed
Allocation Fund even if you have not previously been invested in it. See “Appendix F – Examples of Fixed Allocation
Fund Automatic Rebalancing, Example I.” By electing to purchase the ING Joint LifePay rider, you are providing the
Company with direction and authorization to process these transactions, including reallocations into the Fixed
Allocation Fund. You should not purchase the ING Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint
LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the
Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See “Determination of the Maximum
Annual Withdrawal,” above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (in the case of joint owners, the first owner, or for custodial IRAs, the annuitant)
during Lifetime Guaranteed Withdrawal Status may cause the termination of the ING Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1)	If both spouses are in active status: If the surviving spouse elects to continue the contract and becomes the owner and annuitant, the ING Joint LifePay rider will remain in effect pursuant to its original terms and ING Joint
LifePay coverage and charges will continue. As of the date the contract is continued, the Maximum Annual
Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or 5% of the contract value on the date the contract is continued. Such a reset will not count as an exercise of the ING Joint LifePay Reset Option, and rider charges will not increase.

If the surviving spouse elects not to continue the contract, ING Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2)	If the surviving spouse is in inactive status: The ING Joint LifePay rider terminates and ING Joint LifePay coverage and charges cease upon proof of death.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The
ING Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1)	spousal continuation by an active spouse, as described above;

2)	change of owner from one custodian to another custodian for the benefit of the same individual;

3)	change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner’s spouse from being designated inactive, the owner’s spouse must be named sole beneficiary under the contract);

4)	change of owner from an individual to a custodian for the benefit of the same individual;

5)	collateral assignments;

6)	for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner’s spouse and is active when added as joint owner;

PRO.INGRC-06                                                                                38

7)	for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and

8)	for nonqualified contracts, change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint
LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint
LifePay rider, see “Federal Tax Considerations - Tax Consequences of Living Benefits and Death Benefits.”

WITHDRAWALS

Any time during the accumulation phase and before the death of the contract owner, except under certain qualified contracts, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90%
of the cash surrender value, and/or the remaining cash surrender value after the withdrawal is less than $2,500 (if no premium payments have been made for three years), we reserve the right to treat it as a request to surrender the contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you may incur a surrender charge.
There is no surrender charge if, during each contract year, the amount withdrawn is equal to or less than the greater of: 1)
10% or less of your contract value on the date of the withdrawal, less prior withdrawals during that contract year; or 2)
your RMD attributable to amounts held under the contract. The Free Withdrawal Amount does not include your RMD for the tax year containing the contract date of this contract. Please see Appendix C – Surrender Charge for Excess
Withdrawals Example.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

If you have elected the ING LifePay Rider or the ING Joint LifePay Rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments paid under the ING LifePay rider or the ING Joint LifePay riders are not subject to surrender charges.

If the aggregate percentage cap on allocations to the Restricted Funds has been exceeded, any subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. If a requested withdrawal would cause the percentage cap to be exceeded, the amount of the withdrawal in excess of the cap would be taken pro-rata from all variable subaccounts.

For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the ING Liquid
Assets Portfolio subaccount) prior to processing the withdrawal. This transfer will not affect the withdrawal amount you receive.

We offer the following three withdrawal options. Other than surrender charges, if applicable, there is no additional charge for these features.

Regular Withdrawals
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100.

Systematic Withdrawals
You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be

PRO.INGRC-06                                                                           39

taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a
Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested.

You decide when you would like systematic payments to start as long as it starts at least 28 days after your contract date.
You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your contract date. If your contract date is after the 28th day of the month, your systematic withdrawal will be made on the 28th day of each month.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be
(1) a fixed dollar amount, or (2) an amount based on a percentage of the contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Contract Value

Monthly Quarterly Annually	0.83% 2.50% 10.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of contract value and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals from Fixed Interest Allocations under the Fixed
Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. A Fixed Interest
Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary’s lifetime (“stretch”). “Stretch” payments will be subject to the same limitations as systematic withdrawals, and non-qualified “stretch” payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges. Systematic withdrawals from Fixed Interest Allocations under the Fixed

PRO.INGRC-06                                                                             40

Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will apply the surrender charge directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(t) of the Code may exceed the maximum. Such withdrawals are subject to surrender charges when they exceed the applicable maximum percentage.

IRA Withdrawals
If you have a traditional IRA contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service (“IRS”) rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date. If your contract date is after the 28th day of the month, your IRA withdrawal will be made on the 28th day of the month.

You may request that we calculate for you the amount that is required to be withdrawn from your contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See “Federal Tax Considerations” for more details.

TRANSFERS AMONG YOUR INVESTMENTS

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest
Allocations at the end of the free look period until the income phase start date. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer.
We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the
Restricted Fund is greater than the limit.

PRO.INGRC-06                                                                  41

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer
Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed
Interest Allocation. To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of regular trading of the
New York Stock Exchange will be effected on the next business day.

Separate Account NY-B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the Internet or other approved electronic means.

Limits Imposed by Underlying Funds. Most underlying funds have their own excessive trading policies, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

Limits on Frequent or Disruptive Transfers. The contract is not designed to serve as a vehicle for frequent transfers.
Frequent transfer activity can disrupt management of a fund and raise its expenses through:

  Increased trading and transaction costs;
  Forced and unplanned portfolio turnover;
  Lost opportunity costs; and
  Large asset swings that decrease the fund’s ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-
timing investment strategies or make frequent transfers should not purchase the contract.

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:

  Exceeds our current definition of excessive trading, as defined below;
  Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading);
  Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
  Is determined, in our sole discretion, to be not in the best interests of other contract owners.

If we determine that you have violated our excessive trading policy we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the Internet, and your transfer privileges will be limited to submission by regular U.S.
mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and will extend to other Company variable annuity contracts that you own. It may also be extended to other variable contracts and variable life insurance policies that are issued to you by our affiliates. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your contract or to another contract owner’s variable contract or policy, we will also take the following actions, without prior notice:

  Not accept transfer instructions from that organization, individual or other party; and
  Not accept preauthorized transfer forms from market timing organizations, individuals or other parties acting on behalf of more than one contract owner at a time.

PRO.INGRC-06                                                                            42

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The Company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our excessive trading policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Dollar Cost Averaging
You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in the (i)
ING Liquid Assets Portfolio subaccount, or (ii) a Fixed Interest Allocation with either a 6-month or a 1-year guaranteed interest period. This subaccount or the Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccounts selected by you. We also may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively for use with the dollar cost averaging program. The DCA Fixed Interest Allocations require a minimum premium payment of
$1,200 directed into a DCA Fixed Interest Allocation. Transfers made pursuant to a dollar cost averaging program do not count toward the 12 transfer limit on free transfers.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Unless you have a DCA Fixed Interest Allocation, you elect the dollar amount you want transferred under this program.
Each monthly transfer must be at least $100. If your source account is the ING Liquid Assets Portfolio subaccount or a 1-
year Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 12. If your source account is a 6-month Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 6. You may change the transfer amount once each contract year. If you have a DCA Fixed Interest Allocation, there is no minimum or maximum transfer amount;
we will transfer all your money allocated to that source account into the subaccount(s) in equal payments over the selected
6-month or 1-year period. The last payment will include earnings accrued over the course of the selected period. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.
If you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the ING Liquid Assets Portfolio subaccount.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in “Appendix A – The Investment Portfolios.” Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review your dollar cost averaging election again for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

PRO.INGRC-06                                                      43

  Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).
  Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted
  Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to Restricted Funds.
  Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such changes will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing
If you have at least $10,000 of contract value invested in the subaccounts of Separate Account NY-B, you may elect to have your investments in the subaccounts automatically rebalanced. Transfers made pursuant to automatic rebalancing do not count toward the 12 transfer limit on free transfers. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in “Appendix A - The Investment Portfolios.” If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds. Currently, reallocations occur on calendar quarter dates.

We will transfer funds under your contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-
rata.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time.
The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals effected on a pro-rata basis will not cause the automatic rebalancing program to terminate.

DEATH BENEFIT CHOICES

Death Benefit during the Accumulation Phase
During the accumulation phase, a death benefit is payable when either the contract owner or annuitant (where the contract owner is not an individual) dies. Assuming, you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the contract. If there are joint owners and any owner dies, we will pay the surviving owner(s) the death benefit. Upon receipt of due proof of the owner’s death in writing (i.e. a certified copy of the death certificate), we will calculate the guaranteed death benefit based on the Benefit Option Package elected and in effect on the date of death. If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value, also as of that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the funds then available in the same proportion as the contract value in each available fund bears to the contract value in all such funds. If there is no contract value in any fund then available, the addition will be allocated to the ING Liquid Assets
Division, or its successor.

PRO.INGRC-06                                                                         44

Such addition will fulfill our obligations under the Benefit Option Package, and all amounts will remain invested in the contract until we receive a request for payment of the death benefit in good order.

We will pay the amount of the death benefit upon receipt at our Customer Service Center of due proof of the owner’s death and any other information required by us to pay the death benefit or otherwise administer the claim, including election of the manner in which the death benefit is to be paid.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Unless your beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest paid on this account may be less than interest paid on other settlement options. We will generally distribute death benefit proceeds within 7 calendar days after our Customer Service
Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see “Required Distributions upon Death.”

You may select one of the option packages described below which will determine the death benefit payable, provided you and the annuitant are not more than 80 years old at the time of purchase. A change in ownership of the contract may affect the amount of the death benefit payable.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

The death benefit depends upon the option package in effect on the date the contract owner dies.

The differences are summarized as follows:

	Option Package I	Option Package II
Death Benefit on Death of the Owner:	The greater of: (1) the Standard Death Benefit; and (2) the contract value.	The greatest of: (1) the Standard Death Benefit; and (2) the contract value; and (3) the Annual Ratchet death benefit.

The Standard Death Benefit equals total premium payments, reduced pro-rata for withdrawals.

The Annual Ratchet Enhanced Death Benefit equals the maximum contract value on each contract anniversary occurring on or prior to attainment of age 90, adjusted for new premiums and reduced pro-rata for withdrawals. On the contract date, the Annual Ratchet Enhanced Death Benefit equals the initial premium.

A pro-rata withdrawal adjustment to the guaranteed death benefit amount under Option Package I or II is equal to (a)
divided by (b) with the result multiplied by (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the amount of the applicable death benefit immediately prior to the withdrawal. The reduction in the guaranteed death benefit may be greater than the amount withdrawn.

Transfers Between Option Packages. You may transfer from one option package to the other on each contract anniversary. A written request for such transfer must be received at our Customer Service Center within 60 days prior to the contract anniversary. No transfers between option packages are permitted 1) after you attain age 80; or 2) if the contract is owned by joint owners.

If you transfer from Option I to Option II, the Annual Ratchet Death Benefit will equal the contract value on the effective date of the transfer. A change of owner may cause an option package transfer on other than a contract anniversary.

Death Benefit During the Income Phase
If any contract owner or the annuitant dies after the income phase start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

PRO.INGRC-06                                                                             45

Continuation After Death – Spouse
If at the contract owner’s death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value on that date, is greater than zero, we will add such difference to the contract value. We will allocate such amounts to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor. This addition to the contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefits under each of the available options will continue based on the surviving spouse’s age on the date that ownership changes. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

Any addition to contract value, as described above, is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

Continuation After Death - Non Spouse
If the beneficiary is not the spouse of the owner, the contract may continue in force subject to the required distribution rules of the Tax Code.

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

Required Distributions Upon Contract Owner’s Death
We will not allow any payment of benefits provided under a non-qualified contract which do not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a non-qualified contract dies before the income phase payment start date, the death benefit payable to the beneficiary (calculated as described under “Death Benefit Choices” in this prospectus) will be distributed as follows:
(a) the death benefit must be completely distributed within 5 years of the contract owner’s date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner’s date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner’s date of death.

Notwithstanding (a) and (b) above, if the sole contract owner’s beneficiary is the deceased owner’s surviving spouse, then such spouse may elect to continue the contract under the same terms as before the contract owner’s death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner’s beneficiary under the contract in effect prior to such election will cease; (2) the spouse will become the owner of the contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and
(3) all rights and privileges granted by the contract or allowed by the Company will belong to the spouse as contract owner of the contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the contract or fails to make a timely election as described in this paragraph. If the owner’s beneficiary is a non-spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner’s death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary (“stretch”). “Stretch” payments will be subject to the same limitations as systematic withdrawals, and non-qualified “stretch” payments will be reported on the same basis as other systematic withdrawals.

PRO.INGRC-06                                                                         46

If we do not receive an election from a non-spouse owner’s beneficiary within the 1-year period after the contract owner’s date of death, then we will pay the death benefit to the owner’s beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner’s date of death. Such cash payment will be in full settlement of all our liability under the contract.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

If a contract owner dies after the income phase payment start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner’s rights granted under the contract or allowed by us will pass to the contract owner’s beneficiary.

If a contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the beneficiary of the contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of the owner.

Effect of ING LifePay Rider on Death Benefit. Please see “ING LifePay Minimum Guaranteed Withdrawal Benefit
Rider – Death of Owner or Annuitant” and “ING LifePay Minimum Guaranteed Withdrawal Benefit Rider – Effect of ING
LifePay Rider on Death Benefit” for information about the effect of the ING LifePay rider on the death benefit under your contract and a description of the impact of the owner’s or annuitant’s death on the ING LifePay or ING Joint LifePay rider.

THE INCOME PHASE

During the income phase, you stop contributing dollars to your contract and start receiving payments from your accumulated contract value.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:

  Payment start date;
  Income phase payment option (see the income phase payment options table in this section);
  Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
  Choice of fixed, and, if available at the time an income phase payment option is selected, variable or a combination of both fixed and variable payments; and
  Selection of an assumed net investment rate (only if variable payments are elected).

Your contract will continue in the accumulation phase until you properly start income phase payments. Once an income phase payment option is selected, it may not be changed. Our current annuity options provide only for fixed payments.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include: your age; gender; contract value; the income phase payment option selected; the number of guaranteed payments
(if any) selected; whether you select fixed, variable or a combination of both fixed and variable payments; and, for variable payments, the assumed net investment rate selected. Variable payments are not currently available.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company’s general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select.
Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate. Variable payments are not currently available.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate of 3.5%
will be applied. Payments will increase only if the investment performance of the subaccounts you selected is greater than
3.5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 3.5%, after deduction of fees.

PRO.INGRC-06                                                               47

Minimum Payment Amounts. The income phase payment option you select must result in:

  A first income phase payment of at least $50; and
  Total yearly income phase payments of at least $250.

If your contract value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.
Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the
Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first contract year, or, unless we consent, later than the later of:

  The first day of the month following the annuitant’s 90th birthday; or
  The tenth anniversary of the last premium payment made to your contract.

Income phase payments will not begin until you have selected an income phase payment option. Surrender charges may apply if income phase payments begin within the first five contract years. Failure to select an income phase payment option by the later of the annuitant’s 90th birthday or the tenth anniversary of your last premium payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

Income phase payments may not extend beyond:

a)	The life of the annuitant;
b)	The joint lives of the annuitant and beneficiary;
c)	A guaranteed period greater than the annuitant’s life expectancy; or
d)	A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 100.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See “Federal Tax Considerations” for further discussion of rules relating to income phase payments.

Charges Deducted

  If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. If you choose variable income phase payments and a nonlifetime
  income phase   payment option, we still make this deduction from the subaccounts you select, even though we no
  longer assume   any mortality risks. The amount of this charge, on an annual basis, is equal to 1.50% of amounts
  invested in the   subaccounts. See “Fees and Expenses.”
  There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.15% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See “Fees and
  Expenses.”

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If we do not receive a request to apply the death benefit proceeds to an income phase option, we will make a single sum distribution. Unless the beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest paid on this account may be less than interest paid on other settlement options. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment.

PRO.INGRC-06                                                                         48

If continuing income phase payments are elected, the beneficiary may not elect to receive a lump-sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary’s right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax
Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See “Federal Tax Considerations”.

Payment Options
The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to understand:

Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit, if any, under the income phase payment option selected.

Lifetime Income Phase Payment Options

Life Income	Length of Payments: For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment’s due date.
Death Benefit-None: All payments end upon the annuitant’s death.
Life Income- Guaranteed Payments*	Length of Payments: For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract.
Death Benefit-Payment to the Beneficiary: If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income- Two Lives

Length of Payments: For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment’s due date.
Continuing Payments: When you select this option you choose for:
     a)   100%, 66 % or 50% of the payment to continue to the surviving annuitant after the first death; or
     b)    100% of the payment to continue to the annuitant on the second annuitant’s death, and
             50% of the payment to continue to the second annuitant on the annuitant’s death.

Death Benefit-None: All payments end upon the death of both annuitants.
Life Income- Two Lives Guaranteed Payments*	Length of Payments: For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract.
Continuing Payments: 100% of the payment to continue to the surviving annuitant after the first death.
Death Benefit-Payment to the Beneficiary: If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.

Lifetime Income Phase Payment Options

Life Income- Cash Refund Option (limited availability- fixed payments only)	Length of Payments: For as long as the annuitant lives.
Death Benefit-Payment to the Beneficiary: Following the annuitant’s death, we will pay a lump-sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income-Two Lives-Cash Refund	Length of Payments: For as long as either annuitant lives. Continuing Payments: 100% of the payment to continue after the first death.

PRO.INGRC -06                                                                49

Lifetime Income Phase Payment Options
Option (limited availability-fixed payments only)	Death Benefit-Payment to the Beneficiary: When both annuitants die we will pay a lump-
sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Nonlifetime Income Phase Payment Option
Nonlifetime- Guaranteed Payments*	Length of Payments: You may select payments for 5 to 30 years. In certain cases a lump-
sum payment may be requested at any time (see below).
Death Benefit-Payment to the Beneficiary: If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Lump-Sum Payment: If the “Nonlifetime-Guaranteed Payments” option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump-sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable surrender charge. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center.
*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners
We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report.
You have 30 days to notify our Customer Service Center of any errors or discrepancies contained in the report or in any confirmation notices. We will also send you copies of any shareholder reports of the investment portfolios in which
Separate Account NY-B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments
The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day: (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted;
(3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account NY-B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account NY-B’s net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

In Case of Errors in Your Application
If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the contract shall be those that the premium payment would have bought at the correct age or sex.

Contract Changes - Applicable Tax Law
We have the right to make changes in the contract or its riders to continue to qualify the contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

Free Look
You may cancel your contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the contract to you. Your state may require a longer free look period under certain circumstances. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, the contract value returned may be greater or less than the premium payment you paid. In the case of IRAs cancelled within 7 days of receipt of the contract, we are required to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these circumstances, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the ING Liquid Assets Portfolio subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period.
Your free look rights depend on the laws of the state in which you purchase your contract. Your contract is void as of the

PRO.INGRC-06                                                                     50

day we receive your contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements
We may reduce or waive any contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

CONTRACT DISTRIBUTION

Selling the Contract
Our affiliate, Directed Services, LLC. (“DSI”), 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the contract as well as for other ReliaStar of NY contracts. DSI, a New York corporation, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National
Association of Securities Dealers, Inc. (“NASD”).

DSI does not retain any commissions or compensation paid to it by ReliaStar of NY for contract sales. DSI enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the contracts through their registered representatives who are licensed to sell securities and variable insurance products (“selling firms”). Selling firms are also registered with the SEC and are NASD member firms.

DSI pays selling firms compensation for the promotion and sale of the contracts. Registered representatives of the selling firms who solicit sales of the contracts typically receive a portion of the compensation paid by DSI to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the
Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the contracts.

DSI pays selling firms for contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 7.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.55% of all, or a portion, of values of contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm’s practices. Commissions and annual compensation, when combined, could exceed 7.0% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, DSI may pay or allow other promotional incentives or payments in the form of cash or other compensation to selling firms.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules. Management personnel of the Company, and of its affiliated broker-
dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

DSI has special compensation arrangements with certain selling firms based on those firms’ aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of contracts described above, DSI may also pay selling firms additional compensation or reimbursement for their efforts in selling contracts to you and other customers, including for, among other things, training of sales personnel, marketing or other sales-related services they provide to us or our affiliates. This compensation or reimbursement may take the form of:

PRO.INGRC-06                                                                                51

  Marketing allowances;
  Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products, including holding training programs at our expense;
  Payment or reimbursement of attendance by registered representatives at training or education meetings sponsored by the selling firm or by us, as permitted by NASD Rules; and
  Contribution to the cost of meetings held by affiliated or unaffiliated selling firms, as permitted by NASD Rules.

                                       [TO BE UPDATED BY AMENDMENT]

The following is a list of the top 25 selling firms that, during 2005, received the largest dollar amounts, in the aggregate, from DSI in connection with the sale of annuity contracts, ranked by total dollars received:

1)	Morgan Stanley DW Inc.	14)	Investors Capital Corp.
2)	UBS Financial Services, Inc.	15)	PrimeVest Financial Services, Inc.
3)	Linsco/Private Ledger Corp.	16)	Centaurus Financial, Inc.
4)	Citigroup Global Markets, Inc.	17)	McDonald Investments Inc.
5)	Wachovia Securities LLC	18)	RBC Dain Rauscher Inc.
6)	Wells Fargo Investments, LLC	19)	Commonwealth Financial Network
7)	Planning Corporation of America	20)	Mutual Service Corporation
8)	National Planning Corporation	21)	Lincoln Financial Advisors Corporation
9)	Merrill Lynch, Pierce, Fenner, & Smith Incorporated	22)	NFP Securities, Inc.
10)	ING Financial Partners	23)	Compass Brokerage, Inc.
11)	A. G. Edwards & Sons, Inc.	24)	Citicorp Investment Services
12)	Financial Network Investment Corporation	25)	Securities America, Inc.
13)	ING Financial Advisors, LLC

DSI may also compensate wholesalers/distributors, and their sales management personnel, for contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of contract values. DSI may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or “focus firms.”

Affiliated selling firms may include Bancnorth Investment Group, Inc. Financial Network Investment Corporation,
Guaranty Brokerage Services, Inc., ING America Equities, Inc., ING Direct Funds Limited, ING DIRECT Securities, Inc.,
ING Financial Advisers, LLC, ING Financial Markets, LLC, ING Financial Partners, Inc., ING Funds Distributor, LLC,
ING Investment Management Services, LLC, Multi-Financial Securities Corporation, PrimeVest Financial Services, Inc.
and Systematized Benefits Administrators, Inc.

We do not pay any additional compensation on the sale or exercise of any of the contract’s optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sales of annuity contracts. Although some firms receive more compensation from us than others because of their volume of sales, you pay the same amount to purchase contracts regardless of which selling firm or registered representative sells you the contract. Nevertheless, it is important for you to know that the payment of volume-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company.

OTHER INFORMATION

Loans. We do not currently permit loans under Section 403(b) contracts that are subject to the Employee Retirement
Income Security Act of 1974, as amended (“ERISA”). Loans may be available if you purchased your contract in connection with a non-ERISA 403(b) plan. If your contract was issued in connection with a 403(b) plan and the terms of your plan permit, you may take a loan from us, using your surrender value as collateral for the loan. Loans are subject to the terms of the contract, your 403(b) plan, the Tax Code and other federal and state regulations. The amount and number of leans outstanding at any one time under your tax-sheltered annuity are limited, whether under our contracts or those of other carriers. We may modify the terms of a loan to comply with changes in applicable law. Various mandatory repayment requirements apply to loans, and failure to repay generally will result in income to you and the potential application of tax penalties. We urge you to consult with a qualified tax advisor prior to effecting a loan transaction under your contract. We may apply additional restrictions or limitations on loans, and you must make loan requests in accordance with our

PRO.INGRC-06                                                                        52

administrative practices and loan requests procedures in effect at the time you submit your request. Read the terms of the loan agreement before submitting any request. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Any outstanding loan balance impacts the following:

  Withdrawal and Charges: We determine amounts available for maximum withdrawal amounts, free partial withdrawals, systematic withdrawals and waiver of administrative charges by reducing the otherwise applicable amounts by the amount of any outstanding loan balance.
  Death Benefits, Annuitization and Surrenders: We deduct the outstanding loan balance from any amounts otherwise payable and in determining the amount available for annuitization.

The portion of any contract value used to pay off an outstanding loan balance will reduce the ING LifePay Base, ING Joint
LifePay Base, or Maximum Annual Withdrawal as applicable. We do not recommend the ING LifePay or ING Joint
LifePay rider if loans are contemplated.

Voting Rights
We will vote the shares of a fund owned by Separate Account NY-B according to your instructions. However, if the 1940
Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a fund in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the contract’s contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a fund shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account NY-B which are not attributable to contract owners in the same proportion.

State Regulation
We are regulated by the Insurance Department of the State of New York. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings
We are not aware of any pending legal proceedings which involve Separate Account NY-B as a party.

ReliaStar of NY is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the
Company’s operations or financial position.

Directed Services, LLC., the principal underwriter and distributor of the contract, (the “distributor”), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services, LLC. is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

PRO.INGRC -06

53

FEDERAL TAX CONSIDERATIONS

Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

  Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
  Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
  This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, foreign taxes or any other tax provisions; and
  We do not make any guarantee about the tax treatment of the contract or any transaction involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax qualified retirement arrangements. For more comprehensive information contact the Internal Revenue Service (IRS).

Types of Contracts: Non-qualified or Qualified
The contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or on a tax-qualified basis (qualified contracts). Non-qualified contracts are purchased with after-tax contributions and are not related to retirement plans or programs that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax
Code section 403(b), 408 or 408A of the Tax Code.

Taxation of Non-Qualified Contracts

Taxation of Gains Prior to Distribution
Tax Code section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified contract until a distribution occurs or until income phase payments begin. This assumes that the contracts will qualify as annuity contracts for federal income tax purposes. In order to receive deferral of taxation, the requirements listed below must be satisfied.

Investor Control. Although earnings under the contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner’s gross income. Future guidance regarding the extent to which contract owners can direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contracts as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The non-qualified contracts contain provisions that are intended to comply with these Tax Code requirements although no regulations interpreting these requirements have yet been issued. We intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Non-Natural Owners. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the withdrawal value, adjusted for purchase payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. A non-natural person exempt from

PRO.INGRC-06                                                                     54

federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract owner is not a natural person, a change in annuitant is treated as the death of the contract owner.

Delayed Income Phase Start Date. If the contract’s income phase start date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g. age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Diversification. Internal Revenue Code Section 817(h) requires investments within a separate account to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification, and the Internal Revenue Service has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each subaccount and its corresponding fund must meet certain tests. If these tests are not met, you would then be subject to federal income tax on income under your contract as you earn it. Each subaccount’s corresponding fund has represented that it will meet the diversification standards that apply to your contract. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your contract does not satisfy the applicable diversification regulations and rulings because a subaccount’s corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary in order to do so.

Taxation of Distributions

General. When a withdrawal from a non-qualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any early withdrawal charge) immediately before the distribution over the contract owner’s investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made. The contract value that applies for this purpose is unclear in some respects. For example, the living benefits provided under the contract, i.e. the MGIB, ING LifePay Rider, and ING Joint LifePay rider, could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such benefits. As a result, you could have higher amounts of income than will be reported to you. We currently treat any amounts paid to you under the ING LifePay or ING Joint LifePay rider while the rider is in automatic payment status as income payments rather than withdrawals. For more information, see “Tax
Consequences of Living Benefits and Death Benefits,” below.

In the case of a full withdrawal from a non-qualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner’s cost basis in the contract.

10% Penalty. A 10% penalty tax applies to the taxable portion of a distribution from a non-qualified deferred annuity contract unless certain exceptions apply, including one or more of the following:

a)	You have attained age 59½;

b)	You have become disabled as defined in the Tax Code;

c)	You (or the annuitant if the contract owner is a non-natural person) have died;

d)	The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or

e)	The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the “investment in the contract” in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making 1035 exchanges.

PRO.INGRC-06                                                                     55

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, any distributions other than income phase payments will be treated, for tax purposes, as coming:

  First, from any remaining “investment in the contract” made prior to August 14, 1982 and exchange into the contract;
  Next, from any “income on the contract” attributable to the investment made prior to August 14, 1982;
  Then, from any remaining “income on the contract”; and
  Lastly, from any remaining “investment in the contract.”

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. However, the IRS has reserved the right to treat transactions it considers abusive as ineligible for favorable partial 1035 tax-free exchange treatment. It is not certain whether the IRS would treat an immediate withdrawal or annuitization after a partial exchange as abusive. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract directly into an immediate annuity. Currently, we will accept a partial
1035 exchange from a non-qualified annuity into a deferred annuity or an immediate annuity as a tax-free transaction unless we believe that we would be expected to treat the transaction as abusive. We are not responsible for the manner in which any other insurance company, for tax-reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange with your tax advisor prior to proceeding with the transaction.

Taxation of Income Phase Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when income phase payments start. Once your investment in the contract has been fully recovered, however, the full amount of each income phase payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as income phase payments. Please consult your tax adviser before electing partial annuitization.

Death Benefits. Amounts may be distributed from the contract because of your death or the death of the annuitant.
Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump-sum, such amounts are taxed in the same manner as a full withdrawal of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as income phase payments. Special rules may apply to amounts distributed after a beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:

  After you begin receiving income phase payments under the contract; or
  Before you begin receiving such distributions.

If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed by August 31, 2011. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

  Over the life of the designated beneficiary; or
  Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for death of a contract owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

PRO.INGRC-06                                                                     56

Assignment and Other Transfers. A transfer, pledge, or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such designation, transfer, assignment, selection or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (i) that is purchased with a single premium, (ii) with income phase payments starting within one year of the date of purchase, and (iii) that provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all deferred non-qualified annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of income phase payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-
periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual’s citizenship, the country of domicile and treaty status.

Taxation of Qualified Contracts

General
The contracts may be used with Tax Code section 403(b) plans, and as IRAs under Tax Code sections 408 and 408A. (We refer to all of these as “qualified plans”). The tax rules applicable to contract holders in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits, distributions before age 59½
(subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Contract owners and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

PRO.INGRC-06                                                                     57

Tax Deferral
Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn.
However, in the case of a qualified plan, including 403(b) plans and IRAs, an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 403(b) Tax-Deferred Annuities. The contracts are available as Tax Code section 403(b) tax-deferred annuities.
Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee’s retirement.

In November, 2004 the Treasury Department proposed regulations which, if finalized, are not scheduled to take effect until after 2006. These proposed regulations may not be relied upon until they become final. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The proposed regulations include: (a)
the ability to terminate a 403(b) plan, which would entitle a contract owner to a distribution; (b) a revocation of IRS
Revenue Ruling 90-24, which would increase restrictions on a contract owner’s right to transfer his or her 403(b) accounts;
and (c) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (“IRA”). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be “rolled over” on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (SEP) or
Savings Incentive Match Plan for Employees (SIMPLE) plans to provide IRA contributions on behalf of their employees.
If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract’s death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth
IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract’s death benefit provisions comply with IRS qualification requirements.

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with your tax adviser in connection with contributions to a qualified contract.

403(b) Plans. Total annual contributions by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $44,000. Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b) plan to generally no more than $15,000.
Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

PRO.INGRC-06                                                                     58

Purchase payments to your contract will be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable.

Catch-up Contributions. Notwithstanding the contribution limits noted above, a participant in 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a)	$5,000; or

(b)	The participant’s compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with your tax adviser.

Distributions - General
Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

403(b) Plans. All distributions from these plans are taxed as received unless one of the following is true:

  The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code; or
  You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code.

A payment is an eligible rollover distribution unless it is:

  Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
  A required minimum distribution under Tax Code section 401(a)(9);
  A hardship withdrawal;
  Otherwise excludable from income; or
  Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan unless certain exceptions, including one or more of the following, have occurred:

(a)	You have attained age 59½;

(b)	You have become disabled, as defined in the Tax Code;

(c)	You have died and the distribution is to your beneficiary;

(d)	You have separated from service with the sponsor at or after age 55;

(e)	The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;

(f)	You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;

(g)	The distribution is made due to an IRS levy upon your plan; or

(h)	The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may impose other exceptions or penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age
59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

PRO.INGRC-06                                                                     59

If, pursuant to Revenue Ruling 90-24, the Company agrees to accept amounts transferred from a Tax Code section
403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section
403(b)(7)(A)(ii).

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

  The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Code; or
  You made after-tax contributions to the plan. In this case the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless an exception applies. In general, except for the exception for separation from service, the exceptions for 403(b) plans listed above also apply to distributions from an IRA. The 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

  Made after the five taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
  Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, except for the exception for separation from service, the exceptions for 403(b) plans listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-
time home purchase, or for higher education expenses.

Special Hurricane-Related Relief. The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans including 403(b) Plans and IRAs. In addition, the 20%
mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

Lifetime Required Minimum Distributions (Section 403(b) Plans and IRAs only)
To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

  Start date for distributions;
  The time period in which all amounts in your contract(s) must be distributed; and
  Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

PRO.INGRC-06                                                                     60

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

  Over your life or the joint lives of you and your designated beneficiary; or
  Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax
Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs. Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions Upon Death (Section 403(b) Plans, IRAs, and Roth IRAs)
Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed to the designated beneficiary by December 31,
2011. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

  Over the life of the designated beneficiary; or
  Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

  December 31 of the calendar year following the calendar year of your death; or
  December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner’s death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, of the sole designated beneficiary is the contract owner’s surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding
Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient’s tax status.

403(b) Plans. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding.
However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

PRO.INGRC-06                                                              61

IRAs and Roth IRAs. Generally, you or a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by
Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

Assignment and Other Transfers

403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

  A plan participant as a means to provide benefit payments;
  An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
  The Company as collateral for a loan.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under the contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Living Benefits and Death Benefits

Living Benefits. Except as otherwise noted below, when a withdrawal from a non-qualified contract occurs under the
ING LifePay or ING Joint LifePay rider during Guaranteed Withdrawal Status, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the contract owner’s investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. For non-qualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the ING LifePay rider,
ING Joint LifePay rider, or the MGIB rider could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. We currently treat any amounts paid to you under the
ING LifePay rider or ING Joint LifePay rider while in Lifetime Automatic Periodic Benefit status as annuity payments rather than withdrawals. See “Taxation of Income Phase Payments,” above.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization, such as those available under the MGIB rider, as withdrawals rather than annuity payments. Please consult your tax adviser before electing a partial annuitization.

Enhanced Death Benefits. The contract offers a death benefit that may exceed the greater of premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to contract holders, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Possible Changes in Taxation

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

PRO.INGRC-06                                                                    62

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Separate Account NY-B is not a separate entity from us.
Therefore, it is not taxed separately as a “regulated investment company” but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

PRO.INGRC-06                                                                     63

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents
Introduction
Description of ReliaStar Life Insurance Company of New York
Separate Account NY-B of ReliaStar Life Insurance Company of New York
Safekeeping of Assets
The Administrator
Independent Registered Public Accounting Firm
Distribution of Contracts
Published Ratings
Accumulation Unit Value
IRA Partial Withdrawal Option
Performance Information
Other Information
Financial Statements of Separate Account NY-B
Financial Statements of ReliaStar Life Insurance Company of New York

Please tear off, complete and return the form below to order a Statement of Additional Information for the contracts offered under the prospectus, free of charge. Address the form to our Customer Service Center; the address is shown on the prospectus cover.
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ __ _ __ _

PLEASE SEND ME:

☐	A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT NY-B

Please Print or Type:

__________________________________________________
Name

__________________________________________________
Social Security Number

__________________________________________________
Street Address

__________________________________________________
City, State, Zip

                                                                                                                                                                            5/2007
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ __ _ _

PRO.INGRC-06                                                                                         64

APPENDIX A

                                         [TO BE UPDATED BY AMENDMENT]

                                      INVESTMENT PORTFOLIOS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in “Contract Overview - Questions,” by accessing the SEC’s website or by contacting the SEC Public Reference Branch.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund’s investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary
of Principal Investments
Fidelity ® Variable Insurance	Investment Adviser:	Seeks long-term capital appreciation.
Products – Fidelity ® VIP	Fidelity Management & Research
Contrafund ® Portfolio	Company
Subadvisers:
Fidelity Management & Research
(U.K.) Inc.; Fidelity Management &
Research (Far East) Inc.; Fidelity
Investments Japan Limited; FMR
Co., Inc.
Fidelity ®Variable Insurance	Investment Adviser:	Seeks reasonable income. Also
Products – Fidelity ® VIP Equity-	Fidelity Management & Research	considers the potential for capital
Income Portfolio	Company	appreciation. Seeks to achieve a yield
which exceeds the composite yield
	Subadvisers:	on the securities comprising the
	Subadviser: FMR Co., Inc.	Standard & Poor’s 500SM Index
(S&P 500® ).
Franklin Templeton Variable	Franklin Advisory Services, LLC	Seeks long-term total return.
Insurance Products Trust –
Franklin Small Cap Value
Securities Fund
ING Partners, Inc. – ING	Directed Services, LLC	Seeks long-term capital growth;
American Century Large		income is a secondary objective.
Company Value Portfolio	Subadviser: American Century
Investment Management, Inc.
(American Century)

PRO.INGRC-06                                                                        65

ING Partners, Inc. – ING	Directed Services, LLC	Seeks long-term capital growth.
American Century Select Portfolio
Subadviser: American Century
Investment Management, Inc.
(American Century)
ING Partners, Inc. – ING	Directed Services, LLC	Seeks long-term capital growth;
American Century Small-Mid Cap		income is a secondary objective.
Value Portfolio	Subadviser: American Century
Investment Management, Inc.
(American Century)
ING Investors Trust - ING	ING Investments, LLC	Seeks to make your investment grow.
American Funds Growth Portfolio		The Portfolio operates as a “feeder
	Investment Adviser to Master	fund” which invests all of its assets
	Funds: Capital Research	in the “master fund” which is Class 2
	Management Company	shares of the Growth Fund, a series
of American Funds Insurance
Series® , a registered open-end
investment company.
ING Investors Trust - ING	ING Investments, LLC	Seeks to make your investment grow
American Funds Growth-Income		and provide you with income over
Portfolio	Investment Adviser to Master	time. The Portfolio operates as a
	Funds: Capital Research	“feeder fund” which invests all of its
	Management Company	assets in the “master fund” which is
Class 2 shares of the Growth-Income
Fund, a series of American Funds
Insurance Series®, a registered open-
end investment company.
ING Investors Trust - ING	ING Investments, LLC	Seeks to make your investment grow
American Funds International		over time. The Portfolio operates as a
Portfolio	Investment Adviser to Master	“feeder fund” which invests all of its
	Funds: Capital Research	assets in the “master fund” which is
	Management Company	Class 2 shares of the International
Fund, a series of American Funds
Insurance Series® , a registered open-
end investment company.
ING Partners, Inc. – ING Baron	Directed Services, LLC	Seeks capital appreciation.
Small Cap Growth Portfolio
Subadviser: BAMCO, Inc.
(BAMCO)
ING Partners, Inc. – ING Davis	Directed Services, LLC	A nondiversified portfolio that seeks
Venture Value Portfolio		long-term growth of capital.
Subadviser: Davis Selected
Advisers, L.P. (Davis)
ING Investors Trust - ING	Directed Services, LLC	Seeks long-term capital growth.
Evergreen Omega Portfolio
Subadviser: Evergreen Investment
Management Company, LLC
ING Investors Trust - ING FMRSM	Directed Services, LLC	Seeks growth of capital over the long
Earnings Growth Portfolio		term.
Subadviser: Fidelity Management &
Research Co.

PRO.INGRC-06                                                                      66

ING Partners, Inc. – ING	Directed Services, LLC	Seeks to maximize total return
Fundamental Research Portfolio		through investments in a diversified
	Subadviser: ING Investment	portfolio of common stocks and
	Management Co. (ING IM)	securities convertible into common
stock.
ING Partners, Inc. – ING	Directed Services, LLC	Seeks long-term growth of capital.
Goldman Sachs ® Capital Growth
Portfolio*	Subadviser: Goldman Sachs Asset
Management, L.P. (GSAM)
* Goldman Sachs ® is a registered
service mark of Goldman, Sachs &
Co., and it is used by agreement
with Goldman, Sachs & Co.
ING Partners, Inc. – ING	Directed Services, LLC	Seeks long-term growth of capital.
JPMorgan International Portfolio
Subadviser: J.P. Morgan Asset
Management (London) Limited
(JPMorgan London)
ING Partners, Inc. – ING	Directed Services, LLC	A nondiversified Portfolio that seeks
JPMorgan Mid Cap Value		growth from capital appreciation.
Portfolio	Subadviser: J.P. Morgan Investment
Management Inc. (JPMIM)
ING Partners, Inc. – ING Legg	Directed Services, LLC	Seeks long-term growth of capital.
Mason Partners Aggressive
Growth Portfolio	Subadviser: Salomon Brothers Asset
Management Inc (SaBAM)
ING Investors Trust - ING Legg	Directed Services, LLC	A non-diversified portfolio that seeks
Mason Value Portfolio		long-term growth of capital.
Subadviser: Legg Mason Capital
Management, Inc.
ING Investors Trust - ING Liquid	Directed Services, LLC	Seeks high level of current income
Assets Portfolio		consistent with the preservation of
	Subadviser: ING Investment	capital and liquidity. Inverts in a
	Management Co.	portfolio of high-quality, U.S. dollar
denominated short-term debt
securities that are determined by the
subadviser to present minimal credit
risks.
ING Investors Trust – ING MFS	Directed Services, LLC	Seeks above-average income
Total Return Portfolio		(compared to a portfolio entirely
	Subadviser: Massachusetts Financial	invested in equity securities)
	Services Company	consistent with the prudent
employment of capital. Secondarily
seeks reasonable opportunity for
growth of capital and income.
ING Partners, Inc. – ING OpCap	Directed Services, LLC	Seeks capital growth, and
Balanced Value Portfolio	Subadviser: OpCap Advisors LLC	secondarily, investment income.
(OpCap)
ING Partners, Inc. – ING	Directed Services, LLC	Seeks capital appreciation.
Oppenheimer Global Portfolio	Subadviser: OppenheimerFunds,
Inc. (Oppenheimer)
ING Partners, Inc. – ING	Directed Services, LLC	Seeks a high level of current income
Oppenheimer Strategic Income		principally derived from interest on
Portfolio	Subadviser: OppenheimerFunds,	debt securities.
Inc. (Oppenheimer)

PRO.INGRC -06                                                                                    67

ING Investors Trust - ING	Directed Services, LLC	Seeks maximum total return,
PIMCO Core Bond Portfolio		consistent with preservation of
	Subadviser: Pacific Investment	capital and prudent investment
	Management Company LLC	management.
ING Investors Trust - ING	Directed Services, LLC	Seeks maximum total return,
PIMCO High Yield Portfolio		consistent with preservation of
	Subadviser: Pacific Investment	capital and prudent investment
	Management Company LLC	management.
ING Partners, Inc. – ING PIMCO	Directed Services, LLC	Seeks maximum total return,
Total Return Portfolio		consistent with capital preservation
	Subadviser: Pacific Investment	and prudent investment management.
Management Company LLC
(PIMCO)
ING Investors Trust - ING Pioneer	Directed Services, LLC	Seeks reasonable income and capital
Fund Portfolio		growth.
Subadviser: Pioneer Investment
Management, Inc.
ING Investors Trust - ING Pioneer	Directed Services, LLC	Seeks capital appreciation.
Mid Cap Value Portfolio
Subadviser: Pioneer Investment
Management, Inc.
ING Partners, Inc. – ING Solution	Directed Services, LLC	Until the day prior to the Target
2015 Portfolio		Date, the Portfolio will seek to
provide total return consistent with
an asset allocation targeted at
retirement in approximately 2015.
On the Target Date, the investment
objective will be to seek to provide a
combination of total return and
stability of principal consistent with
an asset allocation targeted to
retirement.
ING Partners, Inc. – ING Solution	Directed Services, LLC	Until the day prior to the Target
2025 Portfolio		Date, the Portfolio will seek to
provide total return consistent with
an asset allocation targeted at
retirement in approximately 2025.
On the Target Date, the investment
objective will be to seek to provide a
combination of total return and
stability of principal consistent with
an asset allocation targeted to
retirement.
ING Partners, Inc. – ING Solution	Directed Services, LLC	Until the day prior to the Target
2035 Portfolio		Date, the Portfolio will seek to
provide total return consistent with
an asset allocation targeted at
retirement in approximately 2035.
On the Target Date, the investment
objective will be to seek to provide a
combination of total return and
stability of principal consistent with
an asset allocation targeted to
retirement.

PRO.INGRC-06                                                             68

ING Partners, Inc. – ING Solution	Directed Services, LLC	Until the day prior to the Target
2045 Portfolio		Date, the Portfolio will seek to
provide total return consistent with
an asset allocation targeted at
retirement in approximately 2045.
On the Target Date, the investment
objective will be to seek to provide a
combination of total return and
stability of principal consistent with
an asset allocation targeted to
retirement.
ING Partners, Inc. – ING Solution	Directed Services, LLC	Seeks to provide a combination of
Income Portfolio		total return and stability of principal
consistent with an asset allocation
targeted to retirement.
ING Partners, Inc. – ING T. Rowe	Directed Services, LLC	Seeks long-term capital appreciation.
Price Diversified Mid Cap Growth
Portfolio	Subadviser: T. Rowe Price
Associates, Inc. (T. Rowe Price)
ING Investors Trust - ING T.	Directed Services, LLC	Seeks substantial dividend income as
Rowe Price Equity Income		well as long-term growth of capital.
Portfolio	Subadviser: T. Rowe Price
Associates, Inc.
ING Partners, Inc. – ING T. Rowe	Directed Services, LLC	Seeks long-term capital growth, and
Price Growth Equity Portfolio		secondarily, increasing dividend
	Subadviser: T. Rowe Price	income.
Associates, Inc. (T. Rowe Price)
ING Partners, Inc. – ING	Directed Services, LLC	Seeks capital appreciation.
Thornburg Value Portfolio
Subadviser: Thornburg Investment
Management
ING Partners, Inc. – ING UBS U.S.	Directed Services, LLC	Seeks long-term growth of capital
Large Cap Equity Portfolio		and future income.
Subadviser: UBS Global Asset
Management (Americas) Inc. (UBS
Global AM)
ING Partners, Inc. – ING Van	Directed Services, LLC	Seeks capital growth and income.
Kampen Comstock Portfolio
Subadviser: Van Kampen
ING Partners, Inc. – ING Van	Directed Services, LLC	Seeks total return, consisting of long-
Kampen Equity and Income	Subadviser: Van Kampen	term capital appreciation and current
Portfolio		income.
ING VP Balanced Portfolio, Inc.	ING Investments, LLC	Seeks to maximize investment return,
consistent with reasonable safety of
	Subadviser: ING Investment	principal, by investing in a
	Management Co.	diversified portfolio of one or more
of the following asset classes: stocks,
bonds and cash equivalents, based on
the judgment of the Portfolio’s
management, of which of those
sectors or mix thereof offers the best
investment prospects.

PRO.INGRC -06                                                              69

ING Variable Products Trust –	ING Investments, LLC	Seeks long-term capital appreciation.
ING VP Financial Services
Portfolio	Subadviser: ING Investment
Management Co.
ING Variable Portfolios, Inc. –	ING Investments, LLC	Seeks long-term capital appreciation.
ING VP Global Science and
Technology Portfolio	Subadviser: BlackRock Advisors,
Inc.
ING Variable Funds – ING VP	ING Investments, LLC	Seeks to maximize total return
Growth and Income Portfolio		through investments in a diversified
	Subadviser: ING Investment	portfolio of common stocks and
	Management Co.	securities convertible into common
stock.
ING Variable Portfolios, Inc. –	ING Investments, LLC	Seeks growth of capital through
ING VP Growth Portfolio		investment in a diversified portfolio
	Subadviser: ING Investment	consisting primarily of common
	Management Co.	stocks and securities convertible into
common stocks believed to offer
growth potential.
ING Investors Trust – ING VP	Directed Services, LLC	Seeks to outperform the total return
Index Plus International Equity		performance of the Morgan Stanley
Portfolio	Subadviser: ING Investment	Capital International Europe
	Management Advisors, B.V.	Australasia and Far East® Index
(“MSCI EAFE® Index”), while
maintaining a market level of risk.
ING Variable Portfolios, Inc. –	ING Investments, LLC	Seeks to outperform the total return
ING VP Index Plus LargeCap		performance of the Standard &
Portfolio	Subadviser: ING Investment	Poor’s 500 Composite Stock Price
	Management Co.	Index (S&P 500 Index), while
maintaining a market level of risk.
ING Variable Portfolios, Inc. –	ING Investments, LLC	Seeks to outperform the total return
ING VP Index Plus MidCap		performance of the Standard &
Portfolio	Subadviser: ING Investment	Poor’s MidCap 400 Index (S&P
	Management Co.	MidCap 400 Index), while
maintaining a market level of risk.
ING Variable Portfolios, Inc. –	ING Investments, LLC	Seeks to outperform the total return
ING VP Index Plus SmallCap		performance of the Standard and
Portfolio	Subadviser: ING Investment	Poor’s SmallCap 600 Index (S&P
	Management Co.	SmallCap 600 Index), while
maintaining a market level of risk.
ING VP Intermediate Bond	ING Investments, LLC	Seeks to maximize total return
Portfolio		consistent with reasonable risk,
	Subadviser: ING Investment	through investment in a diversified
	Management Co.	portfolio consisting primarily of debt
securities.
ING Variable Portfolios, Inc. –	ING Investments, LLC	Seeks long-term capital growth
ING VP International Equity		primarily through investment in a
Portfolio	Subadviser: ING Investment	diversified portfolio of common
	Management Co.	stocks principally traded in countries
outside of the United States. The
Portfolio will not target any given
level of current income.
ING Variable Products Trust –	ING Investments, LLC	Seeks capital appreciation.
ING VP International Value
Portfolio	Subadviser: ING Investment
Management Co.
          PRO.INGRC -06                                                    70

ING Variable Products Trust –	ING Investments, LLC	Seeks long-term capital appreciation.
ING VP LargeCap Growth
Portfolio	Subadviser: Wellington
Management Company, LLP
ING Variable Products Trust –	ING Investments, LLC	Seeks long-term capital appreciation.
ING VP MidCap Opportunities
Portfolio	Subadviser: ING Investment
Management Co.
ING Variable Products Trust –	ING Investments, LLC	A nondiversified Portfolio that seeks
ING VP Real Estate Portfolio		total return.
Subadviser: ING Clarion Real
Estate Securities L.P.
ING Variable Portfolios, Inc. –	ING Investments, LLC	Seeks growth of capital primarily
ING VP Small Company Portfolio		through investment in a diversified
	Subadviser: ING Investment	portfolio of common stocks and
	Management Co.	securities of companies with smaller
market capitalizations.
ING Variable Products Trust –	ING Investments, LLC	Seeks long-term capital appreciation.
ING VP SmallCap Opportunities
Portfolio	Subadviser: ING Investment
Management Co.
ING Strategic Allocation	ING Investments, LLC	Seeks to provide total return
Portfolios, Inc. – ING VP Strategic		consistent with preservation of
Allocation Conservative Portfolio	Subadviser: ING Investment	capital. Managed for investors
	Management Co.	primarily seeking total return
consistent with capital preservation
who generally have an investment
horizon exceeding 5 years and a low
level of risk tolerance.
ING Strategic Allocation	ING Investments, LLC	Seeks to provide capital appreciation.
Portfolios, Inc. – ING VP Strategic		Managed for investors seeking
Allocation Growth Portfolio	Subadviser: ING Investment	capital appreciation who generally
	Management Co.	have an investment horizon
exceeding 15 years and a high level
of risk tolerance.
ING Strategic Allocation	ING Investments, LLC	Seeks to provide total return (i.e.,
Portfolios, Inc. – ING VP Strategic		income and capital appreciation, both
Allocation Moderate Portfolio	Subadviser: ING Investment	realized and unrealized). Managed
	Management Co.	for investors seeking a balance
between income and capital
appreciation who generally have an
investment horizon exceeding 10
years and a moderate level of risk
tolerance.
ING Variable Portfolios, Inc. –	ING Investments, LLC	Seeks growth of capital primarily
ING VP Value Opportunity		through investment in a diversified
Portfolio	Subadviser: ING Investment	portfolio of common stocks.
Management Co.
Oppenheimer Variable Account	OppenheimerFunds, Inc.	Seeks capital appreciation.
Funds – Oppenheimer Main
Street Small Cap Fund® /VA
PIMCO VIT - Real Return	Pacific Investment Management	Seeks maximum real return,
Portfolio	Company LLC (PIMCO)	consistent with preservation of real
capital and prudent investment
management.

PRO.INGRC -06                                                      71

Pioneer Variable Contracts Trust -	Pioneer Investment Management,	Current income and long-term
Pioneer Equity Income VCT	Inc.	growth of capital from a portfolio
Portfolio		consisting primarily of income
producing equity securities of U.S.
corporations.

PRO.INGRC-06                                                           72

APPENDIX B

                                                   FIXED INTEREST DIVISION

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ReliaStar Life Insurance Company of New York (“ReliaStar of NY”). The Fixed Interest Division is part of the
ReliaStar of NY General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account is registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated April 28, 2006.
When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums. Some restrictions may apply. You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

PRO.INGRC -06                                                                  73

APPENDIX C

                  SURRENDER CHARGE FOR EXCESS WITHDRAWALS EXAMPLE

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the contract of $30,000. It also assumes a withdrawal at the end of the third contract year of 30% of the contract value of $35,000 and that Option Package I was selected.

In this example, $3,500 (10% of contract value) is the maximum free withdrawal amount that you may withdraw without a surrender charge. The total withdrawal would be $10,500 ($35,000 x .30). Therefore, $7,000 (10,500 – 3,500) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 6% surrender charge of
$420 ($7,000x .06). The amount of the withdrawal paid to you will be $10,080 ($10,500-$420). This example does not take into account deduction of any premium taxes.

PRO.INGRC -06                                                                 74

APPENDIX D

            [TO BE UPDATED BY AMENDMENT]

    EXAMPLES OF MINIMUM GUARANTEED INCOME BENEFIT CALCULATION

Example 1
Age		Contract without	Contract with the
		the MGIB Rider	MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	0.0%	0.00%
	Rider Charge	0.0%	0.75%
65	Contract Value	$100,000	$89,167
	Annuity Factor	4.71	4.71
	Monthly Income	$471.00	$419.98
	MGIB Rollup	n/a	$196,715
	MGIB Ratchet	n/a	$100,000
	Annuity Factor	n/a	4.17
	MGIB Income	n/a	$820.30
	Income	$471.00	$820.30
Example 2
Age		Contract without	Contract with the
		the MGIB Rider	MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	3.0%	3.0%
	Rider Charge	0.0%	0.75%
65	Contract Value	$134,392	$122,019
	Annuity Factor	4.71	4.71
	Monthly Income	$632.98	$574.71
	MGIB Rollup	n/a	$196,715
	MGIB Ratchet	n/a	$122,019
	Annuity Factor	n/a	4.17
	MGIB Income	n/a	$820.30
	Income	$632.98	$820.30

PRO.INGRC-06                                                           75

Example 3
Age		Contract without	Contract with the
		the MGIB Rider	MGIB Rider
55	Initial Value	$100,000	$100,000
	Accumulation Rate	8.0%	8.0%
	Rider Charge	0.0%	0.75%
65	Contract Value	$215,892	$200,423
	Annuity Factor	4.71	4.71
	Monthly Income	$1,016.85	$943.99
	MGIB Rollup	n/a	$196,715
	MGIB Ratchet	n/a	$200,423
	Annuity Factor	n/a	4.17
	MGIB Income	n/a	$835.76
	Income	$1,016.85	$943.99

The Accumulation Rates shown under “Contract” are hypothetical and intended to illustrate various market conditions.
These rates are assumed to be net of all fees and charges. Fees and charges are not assessed against the MGIB Rollup Rate.

PRO.INGRC-06                                                             76

APPENDIX E

         ING LIFEPAY AND ING JOINT LIFEPAY PARTIAL WITHDRAWAL AMOUNT
                                                      EXAMPLES

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the
Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum
Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the Contract year is $3,000 net, with $500 of surrender and/or MVA charges. The
Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the Contract year is $1,500 net, with $300 of surrender and/or MVA charges. The
Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual
Withdrawal, $5,000.

The next withdrawal taken during the Contract year is $1,500 net, with $200 of surrender and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the
Maximum Annual Withdrawal.

Total gross withdrawals during the Contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The
adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual
Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + $200 = $1,700).

If the Account Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40%
($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000)

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum
Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the Contract year is $3,000 net, with $0 of surrender and/or MVA charges. The
Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the Contract year is $1,500 net, with $0 of surrender and/or MVA charges. The
Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual
Withdrawal, $5,000.

The next withdrawal taken during the Contract year is $1,500 net, with $0 of surrender and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum
Annual Withdrawal.

Total gross withdrawals during the Contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is
$49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000)

PRO.INGRC-06                                                                     77

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional
Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. On January 31, the Required Minimum Distribution for the current calendar year applicable to this Contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the Contract year is $3,000 net, with $0 of surrender and/or MVA charges. The
Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the Contract year is $1,500 net, with $0 of surrender and/or MVA charges. The
Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual
Withdrawal, $5,000.

The next withdrawal taken during the Contract year is $1,500 net, with $0 of surrender and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the
Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the
Maximum Annual Withdrawal.

Illustration 4: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000.

One year after the first withdrawal is taken, the Contract value has increased to $120,000, and the Reset Option is utilized.
The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the Contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

PRO.INGRC-06                                                              78

APPENDIX F

Examples of Fixed Allocation Fund Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Fund Automatic Rebalancing
works. The examples assume that there are no investment earnings or losses.

I.	Subsequent Payments

A.	Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds.

No Fixed Allocation Fund Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to
$600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocations Fund
(0%) is less than 20% of the total amount allocated to the Fixed Allocation Fund and the Other Funds, we will automatically reallocate $100,000 from the amount allocated to the Other Funds (20% of the $500,000 allocated to the
Other Funds) to the Fixed Allocation Fund. Your ending allocations will be $100,000 to Accepted Funds, $100,000 to the
Fixed Allocation Fund, and $400,000 to Other Funds.

II.	Partial Withdrawals

A.	Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 75% to Accepted Funds

($70,000), 20% to the Fixed Allocation Fund ($20,000), and 5% to Other Funds ($5,000). No Fixed Allocation Fund
Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $19,000 from the Fixed Allocation Fund. Because the remaining amount allocated to the Fixed Allocation Fund ($1,000) is less than 20% of the total amount allocated to the
Fixed Allocation Fund and the Other Funds, we will automatically reallocate $200 from the Other Funds to the Fixed
Allocation Fund, so that the amount allocated to the Fixed Allocation Fund ($1,200) is 20% of the total amount allocated to the Fixed Allocation Fund and Other Funds ($6,000).

PRO.INGRC-06                                                              79

                                                           PART B

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT
SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES
AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE
SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE
THE OFFER OR SALE IS NOT PERMITTED.

Statement of Additional Information

ING ROLLOVER CHOICESM –NY

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE
ANNUITY CONTRACT

ISSUED BY
SEPARATE ACCOUNT NY-B

OF
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ReliaStar Life Insurance Company of New York Individual Flexible
Premium Deferred Combination Fixed and Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ReliaStar Life Insurance Company of New York, Customer Service Center, P.O. Box
9271, Des Moines, IA 50306-9271 or telephone 1-800-366-0066.

DATE OF PROSPECTUS
AND
STATEMENT OF ADDITIONAL INFORMATION:

May , 2007

i

Introduction

This Statement of Additional Information provides background information regarding Separate Account NY-B.

Description of ReliaStar Life Insurance Company of New York

ReliaStar Life Insurance Company of NY (“ReliaStar of NY”) is a New York stock life insurance company originally incorporated on June 11, 1917 under the name, The Morris Plan Insurance Society. ReliaStar of NY is authorized to transact business in all states, the District of Columbia, the Dominican Republic and the Cayman
Islands and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. Until October 1, 2003, ReliaStar of NY was a wholly-owned subsidiary of Security-Connecticut Life Insurance Company (“Security-
Connecticut”). Effective October 1, 2003, Security-Connecticut merged with and into its parent, ReliaStar Life
Insurance Company (“ReliaStar”). ReliaStar is an indirect wholly-owned subsidiary of ING Groep, N.V. (“ING”), a global financial services holding company, based in The Netherlands. ReliaStar of NY’s financial statements appear in the Statement of Additional Information. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ReliaStar of NY.

ING also owns Directed Services, LLC., the investment manager of the ING Investors Trust and ING Partners,
Inc., and the distributor of the contracts, and other interests. ING also owns ING Investments, LLC and ING
Investment Management, Co., portfolio managers of the ING Investors Trust, and the investment managers of the
ING Variable Insurance Trust and the ING Variable Products Trust, respectively.

Our principal office is located at 1000 Woodbury Road, Suite 208, Woodbury, New York 11797.

Separate Account NY-B

Separate Account NY-B of ReliaStar of NY (“Separate Account NY-B”) was established as a separate account of
First Golden American Life Insurance Company of New York (“First Golden”) on June 13, 1996. It became a separate account of ReliaStar of NY as a result of the merger of First Golden into ReliaStar of NY effective April
1, 2002. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940
(“1940 Act”). Separate Account NY-B is a separate investment account used for our variable annuity contracts.
We own all the assets in Separate Account NY-B but such assets are kept separate from our other accounts.

Separate Account NY-B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account NY-B without regard to any other income, gains or losses of the Company.
Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account NY-B.
If the assets in Separate Account NY-B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contracts.

Safekeeping of Assets

ReliaStar of NY acts as its own custodian for Separate Account NY-B.

The Administrator

On November 8, 1996, First Golden American Life Insurance Company of New York (“First Golden”) and ING
USA Annuity and Life Insurance Company (“ING USA”) entered into an administrative service agreement pursuant to which ING USA agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to First Golden. Beginning on April 1, 2002, the effective date of the merger of First Golden into ReliaStar of NY (“merger date”), the expenses incurred by ING USA in relation to this service agreement will be reimbursed by ReliaStar of NY on an allocated cost basis. As of the merger date, ReliaStar of NY will be obligated to reimburse these expenses. For the years ended December 31, 2005, 2004 and 2003, ReliaStar of NY incurred expenses of $0, $0 and $0, respectively, under the agreement with ING USA.

Also on November 8, 1996, First Golden, ING USA and Directed Services, Inc. (“DSI”) entered into a service agreement pursuant to which First Golden and ING USA agreed to provide DSI certain of its personnel to perform management, administrative and clerical services and the use of certain of its facilities. As of the merger date, ReliaStar of NY will provide its personnel to provide such services. ReliaStar of NY expects to charge DSI for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable and second allocated based on the estimated amount of time spent by ReliaStar of NY’s employees on behalf of DSI. For the year ended December 31, 2005, there were no charges to ING USA and DSI for these services.

Independent Registered Public Accounting Firm

Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308 an independent registered public accounting firm, performs annual audits of ReliaStar of NY and Separate Account NY-B.

Distribution of Contracts
The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services, LLC (“DSI”), an affiliate of ReliaStar of NY, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the “variable insurance products”) issued by ReliaStar of NY. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with DSI.
For the years ended 2005, 2004 and 2003 commissions paid by ING USA, including amounts paid by its affiliated
Company, ReliaStar Life Insurance Company of New York, to DSI aggregated $6,964,000, $2,244,000 and
$1,328,000, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. DSI is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Published Ratings

From time to time, the rating of ReliaStar of NY as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best’s Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best’s ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value

The calculation of the Accumulation Unit Value (“AUV”) is discussed in the prospectus for the Contracts under
Condensed Financial Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of
Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with other death benefit options are lower than that used in the examples and would result in higher
AUV’s or contract values.

2

	Illustration of Calculation of AUV
Example1.
1.	AUV, beginning of period	$10.00
2.	Value of securities, beginning of period	$10.00
3.	Change in value of securities	$0.10
4.	Gross investment return (3) divided by (2)	0.01
5.	Less daily mortality and expense charge	0.00004280
6.	Less asset based administrative charge	0.00000411
7.	Net investment return (4) minus (5) minus (6)	0.009953092
8.	Net investment factor (1.000000) plus (7)	1.009953092
9.	AUV, end of period (1) multiplied by (8)	$10.09953092

Illustration of Purchase of Units (Assuming no state premium tax)

Example 2.

1.	Initial premium payment	$ 1,000
2.	AUV on effective date of purchase (see Example 1)	$ 10.00
3.	Number of units purchased (1) divided by (2)	100
4.	AUV for valuation date following purchase (see Example 1)	$10.09953092
5.	Contract Value in account for valuation date following
	purchase (3) multiplied by (4)	$1,009.95

IRA Partial Withdrawal Option

If the contract owner has an IRA contract and will attain age 70½ in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the “Code”) are made.
Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70½. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

ReliaStar of NY notifies the contract owner of these regulations with a letter mailed in the calendar year in which the contract owner reaches age 70½ which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner’s life only) or, if the contract owner is married, on a joint life basis (contract owner’s and spouse’s lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when ReliaStar of NY receives the completed election form. ReliaStar of NY calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin; we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner’s spouse and the beneficiary is more than ten years younger than the contract owner.

3

Performance Information

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account NY-B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Assets subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 5, 10 year periods, or lesser periods depending on how long
Separate Account NY-B, has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate
Account NY-B, assuming an investment at the beginning of the period when the separate account first invested in the portfolio and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some of all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account NY-B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Liquid Assets subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then “annualized” (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate “effective yield” for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The “effective yield” will thus be slightly higher that the “yield” because of the compounding effect of earnings. We calculate quotations of yield or the remaining subaccounts on all investment income per accumulation unit earned during a given 3-day period, after subtracting fees and expenses accrued during the period, assuming no surrender. You should be aware that there is no guarantee that the Liquid Assets subaccount will have a positive or legal return.

We may compare performance information for a subaccount to: (i) the Standard & Poor’s 500 Stock Index, Dow
Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices; (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical
Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service; and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on ranking of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional
Information. Statements contained in this Statement of Additional Information concerning the content of the
Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

4

Financial Statements of Separate Account NY-B

[TO BE UPDATED BY AMENDMENT]

The audited financial statements of ReliaStar Life Insurance Company of New York Separate Account NY-B are
listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Audited Financial Statements of ReliaStar Life Insurance Company of New York Separate Account NY-B
Statements of Assets and Liabilities as of December 31, 2005
Statements of Operations for the year ended December 31, 2005
Statements of Changes in Net Assets for the years ended December 31, 2005 and 2004
Notes to Financial Statements

Financial Statements of ReliaStar Life Insurance Company of New York

The audited financial statements of ReliaStar Life Insurance Company of New York are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Audited Financial Statements of ReliaStar Life Insurance Company of New York
Statements of Operations for the years ended December 31, 2005, 2004 and 2003
Balance Sheets as of December 31, 2005 and 2004
Statements of Changes in Shareholder’s Equity for the years ended December 31, 2005, 2004 and 2003
Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003
Notes to Financial Statements

5

SEPARATE ACCOUNT NY-B
PART C -- OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)	FINANCIAL STATEMENTS

	(1)	Included in Part A:*

Condensed Financial Information

	(2)	Included in Part B:*

Financial Statements of Separate Account NY-B

Financial Statements of ReliaStar Life Insurance Company of New York:

*To be filed by amendment

(b)	EXHIBITS

	(1)	Resolution of the Board of Directors of ReliaStar Life Insurance Company of New York authorizing the establishment of the Registrant, incorporated herein by reference to the initial filing of a registration statement on Form N-4 for Separate Account NY-B filed with the Securities and Exchange Commission on April 5, 2002 (File Nos. 333-85618, 811-07935).

	(2)	Custodial Agreement between Registrant and the Bank of New York, incorporated herein by reference to the initial filing of a registration statement on Form N-4 for Separate Account NY-B filed with the Securities and Exchange Commission on April 5, 2002 (File Nos. 333-85618, 811-07935).

(3.1)	Distribution Agreement between the Depositor and Directed Services, Inc., incorporated herein by reference to the initial filing of a registration statement on Form N-4 for Separate Account NY-B filed with the Securities and
Exchange Commission on April 5, 2002 (File Nos. 333-85618, 811-07935).
(3.2)	Dealers Agreement, incorporated herein by reference to the initial filing of a registration statement on Form N-4 for Separate Account NY-B filed with the
Securities and Exchange Commission on April 5, 2002 (File Nos. 333-85618,
811-07935).
(4.1)	Flexible Premium Deferred Combination Variable and Fixed Annuity Contract
(RLNY-IA-1102)
(4.2)	Flexible Premium Deferred Combination Variable and Fixed Annuity Contract
(RLNY-IA-1090), incorporated herein by reference to Pre-Effective
Amendment No. 2 of a registration statement on Form N-4 ReliaStar Life
Insurance Company Separate Account NY-B filed with the Securities and
Exchange Commission on November 18, 2002 (File Nos. 333-85618, 811-
07935).
(4.3)	Premium Credit Rider (RLNY-RA-1089), incorporated herein by reference to
Pre-Effective Amendment No. 2 of a registration statement on Form N-4
ReliaStar Life Insurance Company Separate Account NY-B filed with the
Securities and Exchange Commission on November 18, 2002 (File Nos. 333-

85618, 811-07935).
(4.4)	Premium Credit Disclosure (RLNY-DS-1093), incorporated herein by reference to Pre-Effective Amendment No. 2 of a registration statement on
Form N-4 ReliaStar Life Insurance Company Separate Account NY-B filed with the Securities and Exchange Commission on November 18, 2002 (File
Nos. 333-85618, 811-07935).
(4.5)	403(b) Rider (RLNY-RA-1036), incorporated herein by reference to Post-
Effective Amendment No. 1 to a Registration Statement on Form N-4 for
ReliaStar Life Insurance Company Separate Account NY-B filed with the
Securities and Exchange Commission on April 17, 2003 (File Nos. 333-85618,
811-07935).
(4.6)	Earnings Enhancement Death Benefit Rider (RLNY RA 1086), incorporated herein by reference to the initial filing of a registration statement on Form N-4 for Separate Account NY-B filed with the Securities and Exchange
Commission on April 5, 2002 (File Nos. 333-85618, 811-07935).
(4.7)	Simple Individual Retirement Annuity Rider (Group) (RLNY-RA-
1026)(12/02)(CA), incorporated herein by reference to Post-Effective
Amendment No. 1 to a Registration Statement on Form N-4 for ReliaStar Life
Insurance Company Separate Account NY-B filed with the Securities and
Exchange Commission on April 17, 2003 (File Nos. 333-85618, 811-07935).
(4.8)	Simple Individual Retirement Annuity Rider (RLNY-RA-1026)(12/02)(IA),
incorporated herein by reference to Post-Effective Amendment No. 1 to a
Registration Statement on Form N-4 for ReliaStar Life Insurance Company
Separate Account NY-B filed with the Securities and Exchange Commission on
April 17, 2003 (File Nos. 333-85618, 811-07935).
(4.9)	Roth Individual Retirement Annuity Rider (Group) (RLNY-RA-
1038)(12/02)(CA), incorporated herein by reference to Post-Effective
Amendment No. 1 to a Registration Statement on Form N-4 for ReliaStar Life
Insurance Company Separate Account NY-B filed with the Securities and
Exchange Commission on April 17, 2003 (File Nos. 333-85618, 811-07935).
(4.10)	Roth Individual Retirement Annuity Rider (RLNY-RA-1038)(12/02)(IA),
incorporated herein by reference to Post-Effective Amendment No. 1 to a
Registration Statement on Form N-4 for ReliaStar Life Insurance Company
Separate Account NY-B filed with the Securities and Exchange Commission on
April 17, 2003 (File Nos. 333-85618, 811-07935).
(4.11)	Individual Retirement Annuity Rider (Group) (RLNY-RA-1009)(12/02)(CA),
incorporated herein by reference to Post-Effective Amendment No. 1 to a
Registration Statement on Form N-4 for ReliaStar Life Insurance Company
Separate Account NY-B filed with the Securities and Exchange Commission on
April 17, 2003 (File Nos. 333-85618, 811-07935).
(4.12)	Section 72 Rider (Group) (FG-RA-1002-08/97), incorporated herein by reference to the initial filing of a registration statement on Form N-4 for

Separate Account NY-B filed with the Securities and Exchange Commission on
April 1, 2002 (File Nos. 333-85326, 811-07935).

(4.13)	Section 72 Rider (Individual) (FG-RA-1001-08/95), incorporated herein by reference to the initial filing of a registration statement on Form N-4 for
Separate Account NY-B filed with the Securities and Exchange Commission on
April 1, 2002 (File Nos. 333-85326, 811-07935).
(4.14)	Individual	Retirement	Annuity	Rider	(RLNY-RA-1009)(12/02)(IA),
incorporated herein by reference to Post-Effective Amendment No. 1 to a
Registration Statement on Form N-4 for ReliaStar Life Insurance Company
Separate Account NY-B filed with the Securities and Exchange Commission on
April 17, 2003 (File Nos. 333-85618, 811-07935).
(4.15)	Minimum Guaranteed Accumulation Benefit Rider (RLNY-RA-2024),
incorporated herein by reference to Pre-Effective Amendment No. 1 to a
Registration Statement on Form N-4 for ReliaStar Life Insurance Company
Separate Account NY-B filed with the Securities and Exchange Commission on
September 20, 2004 (File Nos. 333-115515, 811-07935).
(4.16)	Minimum Guaranteed Withdrawal Benefit Rider with Reset Option (RLNY-
RA-2026), incorporated herein by reference to Pre-Effective Amendment No. 1 to a Registration Statement on Form N-4 for ReliaStar Life Insurance Company
Separate Account NY-B filed with the Securities and Exchange Commission on
September 20, 2004 (File Nos. 333-115515, 811-07935).
(4.17)	Form of Minimum Guaranteed Income Benefit Rider (RLNY-RA-2025)
(10/06)
(4.18)	Form of Minimum Guaranteed Withdrawal Benefit Rider with Reset Option
(RLNY-RA-3023)
(4.19)	Form of Minimum Guaranteed Withdrawal Benefit Rider with Reset Option
(RLNY-RA-3029)
(5.1)	ReliaStar Life Insurance Company of New York Customer Data Form (RLNY-
CDF-2030) (8/30/2004) (132289), incorporated herein by reference to Pre-
Effective Amendment No. 1 to a Registration Statement on Form N-4 for
ReliaStar Life Insurance Company Separate Account NY-B filed with the
Securities and Exchange Commission on May 27, 2004 (File Nos. 333-115515,
811-07935).
(6.1)	Articles of Incorporation of ReliaStar Life Insurance Company of New York,
incorporated herein by reference to the initial filing of a registration statement on Form S-6 as filed on March 6, 1998 (File No. 333-47527).
(6.2)	By-Laws of ReliaStar Life Insurance Company of New York, incorporated herein by reference to the initial filing of a registration statement on Form S-6 as filed on March 6, 1998 (File No. 333-47527).
(6.3)	Resolution of Board of Directors for Powers of Attorney, incorporated herein by reference to the initial filing of a registration statement on Form N-4 for

Separate Account NY-B filed with the Securities and Exchange Commission on
April 5, 2002 (File Nos. 333-85618, 811-07935).
(7)	Not applicable.
(8.1)	Services Agreement effective November 8, 1996 between Directed Services,
Inc. and First Golden American Life Insurance Company of New York,
incorporated herein by reference to the initial filing of a registration statement on Form N-4 for Separate Account NY-B filed with the Securities and
Exchange Commission on April 5, 2002 (File Nos. 333-85618, 811-07935).
(8.2)	Administrative Services Agreement effective November 8, 1996 between First
Golden American Life Insurance Company of New York and Golden American
Life Insurance Company, incorporated herein by reference to the initial filing of a registration statement on Form N-4 for Separate Account NY-B filed with the Securities and Exchange Commission on April 5, 2002 (File Nos. 333-
85618, 811-07935).
(8.3)	Asset Management Agreement dated March 30, 1998 between ReliaStar Life
Insurance Company of New York and ING Investment Management LLC,
incorporated herein by reference to the initial filing of a registration statement on Form N-4 for Separate Account NY-B filed with the Securities and
Exchange Commission on April 5, 2002 (File Nos. 333-85618, 811-07935).
(8.4)	Participation Agreement dated April 28, 2000 between ReliaStar Life Insurance
Company of New York and ING Variable Insurance Trust, ING Mutual Funds
Management Co., LLC and ING Funds Distributor, Inc incorporated herein by reference to the initial filing of a registration statement on Form N-4 for
Separate Account NY-B filed with the Securities and Exchange Commission on
April 5, 2002 (File Nos. 333-85618, 811-07935).
(8.5)	Form of Participation Agreement between ReliaStar Life Insurance Company of New York and Pilgrim Variable Products Trust
(8.6)	Participation Agreement dated as of December 6, 2001, by and among Portfolio
Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment
Services, LLC and ReliaStar Life Insurance Company of New York.
(Incorporated herein by reference to Post-Effective Amendment No. 1 to
Registration Statement on Form S-6, File No. 333-52358, as filed on April 18,
2002.)
(8.7)	Amendment dated as of March 13, 2002, to Participation Agreement by and
among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company,
Aetna Investment Services, LLC and ReliaStar Life Insurance Company of
New York. (Incorporated herein by reference to Post-Effective Amendment No.
1 to Registration Statement on Form S-6, File No. 333-52358, as filed on April
18, 2002.)
(8.8)	Amendment dated as of May 1, 2003, to Participation Agreement dated as of
December 6, 2001, by and among ING Partners, Inc., ING Life Insurance and
Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance
Company of New York. (Incorporated herein by reference to Post-Effective

Amendment No. 3 to Registration Statement on Form N-6, File No. 333-52358,
as filed on April 16, 2003.)
(8.9)	Amendment dated as of November 1, 2004 to Participation Agreement dated as of December 6, 2001, by and among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life
Insurance Company of New York.
(8.10)	Amendment dated as of April 29, 2005, to Participation Agreement dated as of
December 6, 2001, by and among ING Partners, Inc., ING Life Insurance and
Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance
Company of New York.
(8.11)	Amendment dated as of August 31, 2005, to Participation Agreement dated as of December 6, 2001, by and among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life
Insurance Company of New York.
(8.12)	Amendment dated as of December 7, 2005, to Participation Agreement dated as of December 6, 2001, by and among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life
Insurance Company of New York. (Incorporated herein by reference to Post-
Effective Amendment No. 11 to Registration Statement on Form N-6, File No.
333-47527, as filed on April 17, 2006.)
(8.13)	Amendment dated as of April 28, 2006, to Participation Agreement dated as of
December 6, 2001, by and among ING Partners, Inc., ING Life Insurance and
Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance
Company of New York. (Incorporated herein by reference to Post-Effective
Amendment No. 11 to Registration Statement on Form N-6, File No. 333-
47527, as filed on April 17, 2006.)
(8.14)	Shareholder Servicing Agreement (Service Class Shares) dated as of December
6, 2001, by and between ReliaStar Life Insurance Company of New York and
Portfolio Partners, Inc. (Incorporated herein by reference to Post-Effective
Amendment No. 4 to Registration Statement on Form N-6, File No. 333-52358,
as filed on April 12, 2004.)
(8.15)	Amendment dated as of May 1, 2003, to Shareholder Servicing Agreement dated December 6, 2001, by and between ReliaStar Life Insurance Company of
New York and ING Partners, Inc. (Incorporated herein by reference to Post-
Effective Amendment No. 3 to Registration Statement on Form N-6, File No.
333-52358, as filed on April 16, 2003.)
(8.16)	Amendment dated as of November 1, 2004, to Shareholder Servicing
Agreement (Service Class Shares) dated December 6, 2001, by and between
ReliaStar Life Insurance Company of New York and ING Partners, Inc.
(8.17)	Amendment dated as of April 29, 2005 to Shareholder Servicing Agreement
(Service Class Shares) dated December 6, 2001, by and between ReliaStar Life
Insurance Company of New York and ING Partners, Inc.
(8.18)	Amendment dated as of December 7, 2005, to Shareholder Servicing
Agreement (Service Class Shares) dated December 6, 2001, by and between
ReliaStar Life Insurance Company of New York and ING Partners, Inc.

(8.19)	Amendment dated as of April 28, 2006, to Shareholder Servicing Agreement
(Service Class Shares) dated December 6, 2001, by and between ReliaStar Life
Insurance Company of New York and ING Partners, Inc.
(8.20)	Participation Agreement dated September 2, 2003 as amended and restated on
May 17, 2004 among ING USA Annuity and Life Insurance Company,
ReliaStar Life Insurance Company of New York, ING Investors Trust, ING
Investments, LLC, Directed Services, Inc., American Funds Insurance Series
and Capital Research and Management Company· Incorporated by reference to
Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File
No. 333-70600), as filed on August 1, 2005.
(8.21)	Fund Participation Agreement dated as of July 1, 2001 between Pioneer
Variable Contracts Trust and Aetna Life Insurance and Annuity Company ·
Incorporated by reference to Post-Effective Amendment No. 27 to Registration
Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.
(8.22)	Amendment dated May 1, 2004 to Fund Participation Agreement dated as of
July 1, 2001 between Pioneer Variable Contracts Trust and Aetna Life
Insurance and Annuity Company · Incorporated by reference to Post-Effective
Amendment No. 40 to Registration Statement on Form N-4 (File No. 33-
75962), as filed on April 13, 2005.
(8.23)	Participation Agreement among First Golden American Life Insurance
Company of New York, PIMCO Variable Insurance Trust, and PIMCO Funds
Distributors LLC dated May 1, 1998
(8.24)	Amendment No. 1 effective April 1, 2000 to the Participation Agreement among First Golden American Life Insurance Company of New York, PIMCO
Variable Insurance Trust, and PIMCO Funds Distributors LLC dated May 1,
1998

(9)	Opinion and Consent of Counsel*

(10)	Consent of Independent Registered Public Accounting Firm*

(11)	Not applicable

(12)	Not applicable.

(13)	Powers of Attorney

*To be filed by amendment
Item 25. Directors and Officers of the Depositor*
Name	Principal Business Address	Positions and Offices with Depositor
James R. Gelder	20 Washington Avenue South	Executive Vice President,
	Minneapolis, MN 55401	Chairman and Director
David A. Wheat	5780 Powers Ferry Road	Executive Vice President,
	Atlanta, GA 30327-4390	Chief Financial Officer and Director
William D. Bonneville	1000 Woodbury Road,	Executive Vice President,

	Suite 208	Chief Administrative Officer
Woodbury, NY 11797
Donald W. Britton	5780 Powers Ferry Road	President, Chief Executive Officer
	Atlanta, GA 30327-4390	and Director
Catherine H. Smith	151 Farmington Avenue	Director
Hartford, CT 06156
Richard Michael Conley	2910 Holly Lane	Director
Plymouth, MN 55447
Carol V. Coleman	1000 Woodbury Road	Director
Suite 208
Woodbury, NY 11797
James F. Lille	46 Hearthstone Drive	Director
Gansevoort, NY 12831
Charles B. Updike	60 East 42nd Street	Director
New York, NY 10165
Ross M. Weale	56 Cove Rd.	Director
South Salem, NY 10590
Robert P. Browne	5780 Powers Ferry Road	Director
Atlanta, GA 30327-4390
Howard L. Rosen	1475 Dunwoody Drive	Director
West Chester, PA 19380-1478
Brian D. Come	151 Farmington Avenue	Senior Vice President and Director
Hartford, CT 06156
Curtis W. Olson	20 Washington Avenue South	Senior Vice President and Director
Minneapolis, MN 55401
Steven T. Pierson	5780 Powers Ferry Road	Senior Vice President and
	Atlanta, GA 30327-4390	Chief Accounting Officer
Stephen J. Preston	1475 Dunwoody Drive	Senior Vice President
West Chester, PA 19380-1478
Boyd G. Combs	5780 Powers Ferry Road	Senior Vice President, Tax
Atlanta, GA 30327-4390
David S. Pendergrass	5780 Powers Ferry Road	Senior Vice President and Treasurer
Atlanta, GA 30327-4390
Harry N. Stout	1475 Dunwoody Drive	Senior Vice President
West Chester, PA 19380-1478
James R. McInnis	1475 Dunwoody Drive	Senior Vice President
West Chester, PA 19380-1478
Michael L. Emerson	20 Washington Avenue South	CEO, ING Re
Minneapolis, MN 55401

Joy M. Benner	20 Washington Avenue South	Secretary
Minneapolis, MN 55401
*	These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated by reference to Item 26 in Pre-Effective Amendment No. 1 to Registration
Statement on Form N-4 for Variable Annuity Account C of ING Life Insurance and Annuity
Company (File No. 333-134760), as filed with the Securities and Exchange Commission on July
26, 2006.

Item 27. Number of Contract Owners

As of October 31, 2006, there are 2,486 qualified contract owners and 1,974 non-qualified contract owners holding interests in variable annuity contracts funded through Separate Account
NY-B of ReliaStar Life Insurance Company of New York.

Item 28. Indemnification

ReliaStar Life Insurance Company of New York (“ReliaStar of NY”) shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of ReliaStar of NY as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

ReliaStar of NY may also, to the extent permitted by law, indemnify any other person who is or was serving ReliaStar of NY in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

ReliaStar of NY may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of
1933, and therefore may be unenforceable. In the event that a claim of such indemnification
(except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding)

is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a)	At present, Directed Services, Inc. (“DSI”), the Registrant’s Distributor, serves as principal underwriter for all contracts issued by ING USA Annuity and Life Insurance Company (“ING USA”). DSI is the principal underwriter for Separate Account A, Separate Account B, Separate Account EQ of ING USA, ReliaStar Life Insurance Company of New York Separate Account NY-B, Alger Separate Account A of ING USA and the ING Investors Trust.

(b)	The following information is furnished with respect to the principal officers and directors of Directed Services, Inc., the Registrant’s Distributor. The principal business address for each officer and director following is 1475 Dunwoody Drive, West Chester, PA 19380- 1478, unless otherwise noted.

Name and Principal Business Address	Positions and Offices with Underwriter
James R. McInnis	Director and President
Robert J. Hughes	Director
Matthew J. Rider	Director
Shaun P. Matthews	Executive Vice President
151 Farmington Avenue
Hartford, CT 06156
Kimberly Anderson	Senior Vice President
7337 E. Doubletree Ranch Road
Scottsdale, AZ 85258
James M. Hennessy	Senior Vice President
7337 E. Doubletree Ranch Road
Scottsdale, AZ 85258
Laurie M. Tillinghast	Senior Vice President
151 Farmington Avenue
Hartford, CT 06156
Stanley D. Vyner	Senior Vice President
230 Park Ave., 13th Floor
New York, NY 10169
Anita Woods	Chief Financial Officer
5780 Powers Ferry Road
Atlanta, GA 30327-4390

Beth G. Shanker	Broker Dealer Chief Compliance Officer
1290 Broadway
Denver, CO 80203
Joseph M. O’Donnell	Investment Advisor Chief Compliance Officer
7337 E. Doubletree Ranch Road
Scottsdale, AZ 85258
Julius A. Drelick, III	Vice President
7337 E. Doubletree Ranch Road
Scottsdale, AZ 85258
William A. Evans	Vice President
151 Farmington Avenue
Hartford, CT 06156
Alyce L. Shaw	Vice President
David S. Pendergrass	Vice President and Treasurer
5780 Powers Ferry Road
Atlanta, GA 30327-4390
Dawn M. Peck	Vice President, Assistant Treasurer and
5780 Powers Ferry Road	Assistant Secretary
Atlanta, GA 30327-4390
James A. Shuchart	General Counsel
Bruce Kuennen	Attorney-in-Fact
Joy M. Benner	Secretary
20 Washington Avenue South
Minneapolis, MN 55401
Diana R. Cavender	Assistant Secretary
20 Washington Avenue South
Minneapolis, MN 55401
Randall K. Price	Assistant Secretary
20 Washington Avenue South
Minneapolis, MN 55401
Edwina P.J. Steffer	Assistant Secretary
20 Washington Avenue South
Minneapolis, MN 55401
G. Stephen Wastek	Assistant Secretary
7337 E. Doubletree Ranch Road
Scottsdale, AZ 85258

(c) Compensation to Principal Underwriter:

(1)	(2)	(3)	(4)	(5)
	2005 Net
Name of	Underwriting
Principal	Discounts and	Compensation	Brokerage
Underwriter	Commissions	on Redemption	Commissions	Compensation
DSI	$378,135,000	$0	$0	$0
Item 30. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940
Act and the rules under it relating to the securities described in and issued under this Registration
Statement are maintained by the Depositor and located at: ReliaStar Life Insurance Company of
New York at 1000 Woodbury Road, Suite 208, Woodbury, NY 11797 and 1475 Dunwoody
Drive, West Chester, PA 19380.

Item 31. Management Services

None

Item 32. Undertakings

Registrant hereby undertakes:

(a)	to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more that 16 months old so long as payments under the variable annuity contracts may be accepted.

(b)	to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

(c)	to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request; and

The Company hereby represents:

(a)	The account meets definition of a “separate account” under federal securities laws.

(b)	ReliaStar Life Insurance Company of New York hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company of New York.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the
Registrant, Separate Account NY-B of ReliaStar Life Insurance Company of New York, has
duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of
Connecticut on the 27th day of December, 2006.

SEPARATE ACCOUNT NY-B
(Registrant)
By: RELIASTAR LIFE INSURANCE COMPANY OF
NEW YORK
(Depositor)

By:	/s/ Donald W. Britton
By:	Donald W. Britton
President
(principle executive officer)

As required by the Securities Act of 1933, and the Investment Company Act of 1940, this
Registration Statement has been signed by the following persons in the capacities indicated.
Each person whose signature appears below hereby constitutes and appoints Julie E. Rockmore,
J. Neil McMurdie, Michael A. Pignatella, John (Scott) Kreighbaum, and James J. Schuchart, and
each of them individually, such person’s true and lawful attorneys and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person’s name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person’s signatures as it may be signed by said attorneys to any and all amendments (pre-
effective and post-effective amendments).

Signature	Title	Date
/s/ Donald W. Britton	Director, President and Chief Executive Officer	)
Donald W. Britton	(principal executive officer))
)
)
/s/ Robert P. Browne	Director	)
Robert P. Browne		)
)
) December
/s/ Carol V. Coleman	Director	) 27, 2006
Carol V. Coleman		)
)
/s/ Brian Comer	Director	)
Brian Comer		)
)
)

/s/ Richard M. Conley	Director	)
Richard M. Conley		)
)
)
/s/ J R. Gelder		)
James R. Gelder	Director	)
)
)
/s/ James Lille		)
James Lille	Director	)
)
)
/s/ Curtis W. Olson	Director	)
Curtis W. Olson		)
)
)
/s/ Howard L. Rosen	Director	)
Howard L. Rosen		)
)
)
/s/ Catherine Smith	Director	)
Catherine Smith		)
)
	Director	)
/s/ Charles B. Updike		)
Charles B. Updike		)
)
)
/s/ Ross M. Weale	Director	)
Ross M. Weale		)
)
)
/s/ David A. Wheat	Director and Chief Financial Officer	)
David A. Wheat		)
)
)
/s/ Steven T. Pierson	Chief Accounting Officer	)
Steven T. Pierson		)

SEPARATE ACCOUNT NY-B
EXHIBIT INDEX
ITEM	EXHIBIT
99-B.4.1	Flexible Premium Deferred Combination Variable and Fixed
Annuity Contract (RLNY-IA-1102)
99-B.4.17	Form of Minimum Guaranteed Income Benefit Rider (RLNY-
RA-2025) (10/06)
99-B.4.18	Form of Minimum Guaranteed Withdrawal Benefit Rider with
Reset Option (RLNY-RA-3023)
99-B.4.19	Form of Minimum Guaranteed Withdrawal Benefit Rider with
Reset Option (RLNY-RA-3029)
99-B.8.5	Form of Participation Agreement between ReliaStar Life
Insurance Company of New York and Pilgrim Variable
Products Trust
99-B.8.9	Amendment dated as of November 1, 2004 to Participation
Agreement dated as of December 6, 2001, by and among ING
Partners, Inc., ING Life Insurance and Annuity Company, ING
Financial Advisers, LLC and ReliaStar Life Insurance
Company of New York.
99-B.8.10	Amendment dated as of April 29, 2005, to Participation
Agreement dated as of December 6, 2001, by and among ING
Partners, Inc., ING Life Insurance and Annuity Company, ING
Financial Advisers, LLC and ReliaStar Life Insurance
Company of New York.
99-B.8.11	Amendment dated as of August 31, 2005, to Participation
Agreement dated as of December 6, 2001, by and among ING
Partners, Inc., ING Life Insurance and Annuity Company, ING
Financial Advisers, LLC and ReliaStar Life Insurance
Company of New York.
99-B.8.16	Amendment dated as of November 1, 2004, to Shareholder
Servicing Agreement (Service Class Shares) dated December
6, 2001, by and between ReliaStar Life Insurance Company of
New York and ING Partners, Inc.
99-B.8.17	Amendment dated as of April 29, 2005 to Shareholder
Servicing Agreement (Service Class Shares) dated December
6, 2001, by and between ReliaStar Life Insurance Company of
New York and ING Partners, Inc.

99-B.8.18	Amendment dated as of December 7, 2005, to Shareholder
Servicing Agreement (Service Class Shares) dated December
6, 2001, by and between ReliaStar Life Insurance Company of
New York and ING Partners, Inc.
99-B.8.19	Amendment dated as of April 28, 2006, to Shareholder
Servicing Agreement (Service Class Shares) dated December
6, 2001, by and between ReliaStar Life Insurance Company of
New York and ING Partners, Inc.
99-B.8.23	Participation Agreement among First Golden American Life
Insurance Company of New York, PIMCO Variable Insurance
Trust, and PIMCO Funds Distributors LLC dated May 1, 1998
99-B.8.24	Amendment No. 1 effective April 1, 2000 to the Participation
Agreement among First Golden American Life Insurance
Company of New York, PIMCO Variable Insurance Trust, and
PIMCO Funds Distributors LLC dated May 1, 1998
99-B.9	Opinion and Consent of Counsel	*
99-B.10	Consent of Independent Registered Public Accounting Firm	*
99-B.13	Powers of Attorney	**

*	To be filed by amendment

**	Included on Signature Page of this Initial Registration Statement